Exhibit (a)(1)(i)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of
TURNING POINT THERAPEUTICS, INC.

at

$76.00 Net Per Share

by
RHUMBA MERGER SUB INC.

a wholly owned subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M.,
EASTERN TIME, ON JULY 18, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER
TERMINATED.
THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 2, 2022 (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, THE “MERGER AGREEMENT”), AMONG TURNING POINT THERAPEUTICS, INC., A DELAWARE CORPORATION (“TURNING POINT”), BRISTOL-MYERS SQUIBB COMPANY, A DELAWARE CORPORATION (“PARENT”) AND RHUMBA MERGER SUB INC., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“PURCHASER”). PURCHASER IS OFFERING TO ACQUIRE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK (THE “SHARES”), PAR VALUE $0.0001 PER SHARE, OF TURNING POINT FOR $76.00 PER SHARE, IN CASH, WITHOUT INTEREST, SUBJECT TO ANY APPLICABLE WITHHOLDING OF TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS FROM TIME TO TIME HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. THE MERGER AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT AS PROMPTLY AS REASONABLY PRACTICABLE FOLLOWING (BUT IN ANY EVENT ON THE SAME DATE AS) THE ACCEPTANCE OF THE SHARES FOR PAYMENT (THE “OFFER ACCEPTANCE TIME”), SUBJECT TO THE SATISFACTION OR WAIVER OF THE OTHER CONDITIONS SET FORTH IN THE MERGER AGREEMENT, PURCHASER WILL BE MERGED WITH AND INTO TURNING POINT (THE “MERGER”), WITHOUT A VOTE OF THE STOCKHOLDERS OF TURNING POINT IN ACCORDANCE WITH SECTION 251(H) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”).
THE BOARD OF DIRECTORS OF TURNING POINT, AT A MEETING DULY CALLED AND HELD, UNANIMOUSLY (A) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER (THE “TRANSACTIONS”), ARE ADVISABLE TO, AND IN THE BEST INTERESTS, OF TURNING POINT AND ITS STOCKHOLDERS, (B) APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE BY TURNING POINT OF THE MERGER AGREEMENT AND THE CONSUMMATION BY TURNING POINT OF THE TRANSACTIONS, (C) AGREED THAT THE MERGER AGREEMENT IS SUBJECT TO SECTION 251(H) OF THE DGCL, AND (D) RESOLVED TO RECOMMEND THAT TURNING POINT’S STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER. TURNING POINT HAS BEEN ADVISED THAT ALL OF ITS DIRECTORS AND EXECUTIVE OFFICERS CURRENTLY INTEND TO TENDER, OR CAUSED TO BE TENDERED PURSUANT TO THE OFFER,

ALL SHARES HELD OF RECORD AND BENEFICIALLY OWNED BY SUCH PERSONS IMMEDIATELY PRIOR TO THE TIME OF EXPIRATION OF THE OFFER. THE FOREGOING DOES NOT INCLUDE ANY SHARES OVER WHICH, OR WITH RESPECT TO WHICH, ANY SUCH EXECUTIVE OFFICER OR DIRECTOR ACTS IN A FIDUCIARY OR REPRESENTATIVE CAPACITY OR IS SUBJECT TO THE INSTRUCTIONS OF A THIRD PARTY WITH RESPECT TO SUCH TENDER.
THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THAT THE NUMBER OF SHARES VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN THAT, CONSIDERED TOGETHER WITH ALL OTHER SHARES (IF ANY) BENEFICIALLY OWNED BY PARENT OR ANY OF ITS WHOLLY OWNED SUBSIDIARIES(INCLUDING PURCHASER) (BUT EXCLUDING SHARES TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES THAT HAVE NOT YET BEEN RECEIVED, AS DEFINED BY SECTION 251(H)(6) OF THE DGCL), WOULD REPRESENT A MAJORITY OF SHARES OUTSTANDING AT THE TIME OF THE EXPIRATION OF THE OFFER. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS, APPEARS HEREIN ON PAGES 1 THROUGH 9.
A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER IS PROVIDED HEREIN UNDER THE HEADING “SUMMARY TERM SHEET,” THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.
QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.
June 17, 2022

IMPORTANT
If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:
•
If you are a record holder (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate and any other documents required in the Letter of Transmittal to Equiniti Trust Company, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•
If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent for the Offer, toll free, at 1-800-322-2885 for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled as one minute following 11:59 p.m., Eastern Time, on July 18, 2022, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”)), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase are followed.
This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.
* * *
Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

SCHEDULE I
Directors and Executive Officers of Parent	Sch-I-1
Directors and Executive Officers of Purchaser	Sch-I-5

SUMMARY TERM SHEET
Rhumba Merger Sub Inc. (“Purchaser”), a wholly owned subsidiary of Bristol-Myers Squibb Company (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of Turning Point Therapeutics, Inc. (“Turning Point”) for $76.00 per share (the “Offer Price”), in cash (the “Merger Consideration”), without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as each may be amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of June 2, 2022 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Turning Point, Parent and Purchaser. The following are some of the questions you, as a Turning Point stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Purchaser. The information concerning Turning Point contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Turning Point or has been taken from or is based upon publicly available documents or records of Turning Point on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.
Securities Sought
All of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Turning Point.
Price Offered Per Share
$76.00, in cash, without interest, subject to any applicable withholding of taxes.
Scheduled Expiration of Offer
One minute following 11:59 p.m., Eastern Time, on July 18, 2022, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement.
Purchaser
Rhumba Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation.
Who is offering to buy my securities?
Our name is Rhumba Merger Sub Inc., a wholly owned subsidiary of Parent. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding Shares and completing the process by which we will be merged with and into Turning Point. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser and Parent.”
What securities are you offering to purchase?
We are offering to acquire all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of Turning Point common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”
Why are you making the Offer?
We are making the Offer to acquire the entire equity interest in Turning Point. If the Offer is consummated, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the DGCL and other applicable legal requirements, Purchaser will be merged with and into Turning Point (the “Merger”), with Turning Point surviving the Merger. Upon consummation of the Merger, Turning Point will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?
We are offering to pay $76.00 per Share, in cash, without interest, subject to any applicable withholding of taxes. If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you) and you directly tender your Shares to Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, then they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”
Do you have the financial resources to pay for the Shares?
Yes. We estimate that we will need approximately $4.1 billion to acquire Turning Point pursuant to the Offer and the Merger, to pay amounts payable in respect of the Turning Point Stock Options, the Turning Point RSUs, the Turning Point PSUs (each as defined below), to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Parent’s or its controlled affiliates’ general corporate funds.
Neither the consummation of the Offer nor the Merger is subject to any financing condition. See “The Offer—Section 10—Source and Amount of Funds.”
Is your financial condition relevant to my decision to tender in the Offer?
No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all outstanding Shares solely for cash;
•
as described above, we, through Parent and its controlled affiliates, have sufficient funds available to acquire all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time (as defined below), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement;

•	consummation of the Offer is not subject to any financing condition; and
•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.
See “The Offer—Section 10—Source and Amount of Funds.”

What are the conditions to the Offer?
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time, if the Minimum Condition (as defined below) has not been satisfied, or any of the following other conditions as set forth in the Merger Agreement are not satisfied or waived in writing by Parent as of the Expiration Time:
•
the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by section 251(h)(6) of the DGCL), would represent a majority of Shares outstanding at the time of expiration of the Offer (the “Minimum Condition”);

•
(1) the representations and warranties of Turning Point as set forth in Sections 3.1(a) and (b) (Due Organization; No Subsidiaries, Etc.), Section 3.21 (Authority; Binding Nature of Agreement) and Section 3.23 (Merger Approval) of the Merger Agreement will have been accurate in all material respects as of the date of the Merger Agreement and will be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (1)) only as of such date); (2) the representations and warranties of Turning Point as set forth in the first sentence of Section 3.5 (Absence of Changes) of the Merger Agreement will have been accurate as of the date of the Merger Agreement and will be accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (2)) only as of such date); (3) the representations and warranties of Turning Point as set forth in subsections (a), (c) and (e) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the aggregate Offer Price and Merger Consideration payable by Parent and Purchaser in connection with the Offer and the Merger of more than $10,000,000 (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (3)) only as of such date); and (4) the representations and warranties of Turning Point as set forth in the Merger Agreement (other than those referred to in clauses (1), (2) and (3) above) will have been accurate in all respects as of the date of the Merger Agreement, and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if all such inaccuracies (considered collectively, including any inaccuracies referred to in clauses (i), (ii) and (iii) above) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement and described in more detail in “The Offer—Section 15—Conditions to the Offer”) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (4)) only as of such date) (the “Representations Condition”);

•
Turning Point having complied with, or performed, in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•
Parent and Purchaser having received a certificate executed on behalf of Turning Point by Turning Point’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied;

•
(i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act will have been received or will have terminated or expired, as the case may be, (ii) there will not be in effect any agreement between Parent, Purchaser or Turning Point and the Federal Trade Commission (the “FTC”) or the Department of Justice (“DOJ”) pursuant to which Parent, Purchaser or Turning Point has agreed not to consummate the Merger for any period of time and (iii) the conditions relating to Antitrust Laws (as defined below) set forth in the disclosure schedule (the “Disclosure Schedule”) delivered by Turning Point in accordance with the terms of the Merger Agreement will have been met (the “Governmental Consents Condition”);

•
there not having been issued by any court of competent jurisdiction or remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor will any action have been taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (each of the conditions in this bullet point and the preceding bullet point (in the case of this bullet point, as such condition directly relates to the HSR Act, the EU Merger Regulation or any other Antitrust Laws in Germany), the “Regulatory Condition”);

•	since the date of the Merger Agreement, there not having occurred a Material Adverse Effect that is continuing (the “MAE Condition”); and
•	the Merger Agreement not having been terminated in accordance with its terms.
The conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof. “Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, state antitrust laws, and all other applicable laws and regulations (including non-U.S. laws and regulations) issued by a governmental body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.
Is there an agreement governing the Offer?
Yes. Turning Point, Parent and Purchaser have entered into the Agreement and Plan of Merger, dated as of June 2, 2022. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Turning Point. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”
What does Turning Point’s board of directors think about the Offer?
Turning Point’s board of directors (the “Turning Point Board”), at a meeting duly called and held, unanimously:
•
determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable to, and in the best interests of, Turning Point and its stockholders;

•	approved the execution, delivery and performance by Turning Point of the Merger Agreement and the consummation by Turning Point of the Transactions;
•	agreed that the Merger Agreement is subject to Section 251(h) of the DGCL; and
•	resolved to recommend that Turning Point’s stockholders tender their Shares pursuant to the Offer.

Turning Point will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (the “Schedule 14D-9”) indicating the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement by the Turning Point Board and recommending that Turning Point’s stockholders tender their Shares pursuant to the Offer.
See “The Offer—Section 11—Background of the Offer; Contacts with Turning Point” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.” We expect that a more complete description of the reasons for the Turning Point Board’s approval of the Offer and the Merger will be set forth in the Schedule 14D-9 filed with the SEC and mailed to Turning Point stockholders.
How long do I have to decide whether to tender my Shares in the Offer?
You have until one minute following 11:59 p.m., Eastern Time, on July 18, 2022, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement, to decide whether to tender your Shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to Equiniti Trust Company, the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer.
When and how will I be paid for my tendered Shares?
In accordance with the terms and conditions of the Merger Agreement, and subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of the conditions to the Offer set forth in “The Offer—Section 15—Conditions to the Offer,” Purchaser will (and Parent will cause Purchaser to), promptly following the Expiration Time, irrevocably accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and pay for such Shares.
We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents for such Shares.
Can the Offer be extended and under what circumstances?
Yes. If, at the scheduled Expiration Time, any of the conditions to the Offer (the “Offer Conditions”) have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of Turning Point or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). We are required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or the Nasdaq Global Select Market (the “Nasdaq”) or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act, the EU Merger Regulation or any other Antitrust Laws in Germany will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Time, upon Turning Point’s request, we will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Conditions to be satisfied, subject to the terms and conditions of the Merger Agreement.
Will you provide a subsequent offering period?
We do not presently intend to offer a subsequent offering period.
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my Shares?
If you wish to accept the Offer, this is what you must do:
•
If you are a record holder (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to the Depositary or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the Expiration Time. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares.”

•
If you are a record holder and your stock is certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the Information Agent, toll free, at 1-800-322-2885 or by email at tenderoffer@mackenziepartners.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

How do I tender Shares that are not represented by a certificate?
If you directly hold uncertificated Shares in an account with Turning Point’s transfer agent, American Stock Transfer & Trust Company, LLC, you should follow the instructions for book-entry transfer of your Shares as described in Section 3 of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your uncertificated Turning Point Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Turning Point Shares be tendered.
Until what time can I withdraw tendered Shares?
You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time. Further, if we have not accepted your Shares for payment by August 15, 2022, you may withdraw them at any time after August 15, 2022. Once we accept your tendered Shares for payment upon the Expiration Time, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”
How do I withdraw tendered Shares?
To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”
Who can participate in the Offer?
The Offer is open to all record holders and beneficial owners of Shares.
Can holders of stock options, restricted stock units and/or performance stock units participate in the Offer?
The Offer is only for the outstanding shares of common stock of Turning Point that are not subject to vesting conditions and not for (a) any options to purchase Shares, whether granted under a Turning Point Equity Plan (as defined below), (“Turning Point Options”), or any options to purchase Shares granted under the Turning Point ESPP (as defined below), (b) any award of restricted stock units, whether granted under a Turning Point Equity Plan or otherwise (“Turning Point RSUs”), or (c) any award of performance stock units, whether granted under a Turning Point Equity Plan or otherwise (“Turning Point PSUs” and together with the Turning Point Options and Turning Point RSUs, the “Turning Point Awards”). If you hold unexercised Turning Point Options and you wish to participate in the Offer, you must exercise your Turning Point Options (to the extent they are exercisable) in accordance with the terms of the award agreement and tender such Shares received upon the exercise in accordance with the terms of the Offer. “Turning Point Equity Plan” means each of the Turning Point Therapeutics, Inc. 2013 Equity Incentive Plan, as amended, and the Turning Point Therapeutics, Inc. 2019 Stock Option and Incentive Plan, as amended. The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL) is referred to as the “Merger Effective Time.”
Pursuant to the Merger Agreement, except as otherwise agreed between Parent and the holder of the relevant Turning Point Awards in writing:
(a)
Each Turning Point Option that is outstanding as of the Merger Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Merger Effective Time. As of the Merger Effective Time, by virtue of the Merger, each Turning Point Option that is then outstanding and unexercised as of immediately before the Merger Effective Time will be cancelled and converted into solely the right to receive cash, without interest, subject to any required withholding of taxes, in an amount equal to the product of (i) the total number of Shares subject to such fully vested Turning Point Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess of (x) the Offer Price over (y) the exercise price payable per Share under such Turning Point Option. No holder of a Turning Point Option that has an exercise price per Share that is equal to or greater than the Offer Price shall be entitled to any payment with respect to such Turning Point Option before or after the Merger Effective Time, and such Turning Point Option shall be canceled and retired and shall cease to exist as of the Merger Effective Time, and no consideration shall be delivered in exchange therefor;

(b)
Each Turning Point RSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, will, by virtue of the Merger, be cancelled and converted into solely the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to (i) the total number of Shares issuable in settlement of such Turning Point RSU immediately prior to the Merger Effective Time without regard to vesting, multiplied by (ii) the Offer Price for each Share issuable in settlement of such Turning Point RSU immediately prior to the Merger Effective Time; and

(c)
Each Turning Point PSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, will, by virtue of the Merger, be cancelled and converted into solely the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to (i) either (A) in the case of any Turning Point PSU granted in calendar year 2021 or in January 2022, 50% of the total number of Shares issuable in settlement of such Turning Point PSU immediately prior to the Merger Effective Time, or (B) in the case of any Turning Point PSU granted in February 2022, 100% of the total number of Shares issuable in settlement of such Turning Point PSU immediately prior to the Merger Effective Time, multiplied by (ii) the Offer Price for each Share issuable in settlement of such Turning Point PSU immediately prior to the Merger Effective Time.

Prior to the Merger Effective Time, Turning Point will take all actions (including obtaining any necessary determinations and/or resolutions of the Turning Point Board or a committee thereof) that may be necessary to (i) accelerate the vesting and exercisability (as applicable) of each unvested Turning Point Award then outstanding so that each such Turning Point Award will be vested and, if applicable, exercisable as described above, as of immediately prior to, and contingent upon, the Merger Effective Time, (ii) terminate each Turning Point Equity Plan effective as of and contingent upon the Merger Effective Time and (iii) following the vesting acceleration described in (i) above, cause, as of the Merger Effective Time, each unexpired and unexercised Turning Point Option and each unexpired Turning Point RSU and each unexpired Turning Point PSU then outstanding as of immediately prior to the Merger Effective Time to be cancelled, terminated and extinguished, subject, if applicable, to payment in accordance with the terms of the Merger Agreement.
How will the Turning Point ESPP be treated?
As promptly as reasonably practicable following the date of the Merger Agreement, Turning Point will take all actions necessary or required under the Turning Point 2019 Employee Stock Purchase Plan (“Turning Point ESPP”) and applicable laws to (i) limit participation in the Turning Point ESPP to those employees who participated in the Turning Point ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) prevent participants from increasing their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of the Merger Agreement, (iii) ensure that, except for any offering period in existence under the Turning Point ESPP on the date of the Merger Agreement, no offering period shall be authorized or commenced on or after the date of the Merger Agreement, and no existing offering period shall be extended, and (iv) if the consummation of the Merger occurs prior to the end of any offering period in existence under the Turning Point ESPP on the date of the Merger Agreement, cause the rights of participants in the Turning Point ESPP with respect to any such offering period (and purchase period thereunder) then underway under the Turning Point ESPP to be determined by treating the last business day prior to the Merger Effective Time as the last day of such offering period and purchase period and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the Turning Point ESPP. Turning Point will terminate the Turning Point ESPP in its entirety effective as of the Merger Effective Time, contingent upon the Merger Effective Time.
Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?
No.
Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer? If the Offer is completed, will Turning Point continue as a public company?
If the Minimum Condition is satisfied and the Offer is consummated, subject to the satisfaction or waiver of the other conditions to the Merger, we will effect the Merger of Purchaser with and into Turning Point as promptly as reasonably practicable following (but in any event on the same date as) the Offer Acceptance Time in accordance with the terms and conditions of the Merger Agreement. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of Turning Point. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without Turning Point’s consent to) accept Shares for purchase in the Offer, nor will we be able to consummate the Merger.
However, if the Offer is consummated, we expect to complete the Merger pursuant to the relevant provisions of the DGCL and other applicable legal requirements, after which the separate existence of Purchaser will cease and Turning Point will continue as the surviving corporation and a wholly owned subsidiary of Parent, and the Shares will no longer be publicly traded (following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act). In addition, if the Merger takes place, each Share outstanding at the Merger Effective Time (other than (i) Shares held by Turning Point or held in Turning Point’s treasury, (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will receive the price per Share paid in the Offer without interest and subject to any applicable withholding of taxes. See the “Introduction” to this Offer to Purchase and “The Offer—Section 12—Purpose of the Offer; Plans for Turning Point; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”
If I decide not to tender, how will the Offer affect my Shares?
If the Merger is consummated between Turning Point and Purchaser, each Share that is not tendered by a stockholder of Turning Point and irrevocably accepted for purchase in the Offer (other than (i) Shares held by Turning Point or held in Turning Point’s treasury, (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (iii) the Dissenting Shares) will be automatically converted into the right to receive the Offer Price, in cash, without interest and less any applicable withholding of taxes. If we accept and purchase Shares in the Offer, we will consummate the Merger as promptly as reasonably practicable without a vote of the stockholders of Turning Point, pursuant to the relevant provisions of the DGCL and other applicable legal requirements. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

While we intend to consummate the Merger as promptly as reasonably practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, Turning Point may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”
Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for Turning Point; Stockholder Approval; Appraisal Rights—No Stockholder Approval.”
Are appraisal rights available in either the Offer or the Merger?
No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of Turning Point who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for Turning Point; Stockholder Approval; Appraisal Rights—Appraisal Rights.”
What is the market value of my Shares as of a recent date?
On June 2, 2022, the last full trading day before we announced our intention to commence the Offer, the highest intraday sale price of the Shares on Nasdaq was $34.38 per share. On June 16, 2022, the last full trading day before the date of this Offer to Purchase, the closing price of the Shares on Nasdaq was $74.49. Please obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.
What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer?
In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences.”
Who can I talk to if I have questions about the Offer?
You can call MacKenzie Partners, Inc., the Information Agent, toll free, at 1-800-322-2885 or by email at tenderoffer@mackenziepartners.com. See the back cover of this Offer to Purchase.

To the Stockholders of Turning Point:
INTRODUCTION
Rhumba Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), is offering to acquire all of the outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, of Turning Point Therapeutics, Inc., a Delaware corporation (“Turning Point”), for $76.00 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements from time to time hereto and thereto, collectively constitute the “Offer”). Unless the context requires otherwise, the terms “we” and “our” refer to Purchaser.
If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a current rate of 24% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Equiniti Trust Company, the depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”
We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of June 2, 2022 (the “Merger Agreement”), among Turning Point, Parent and Purchaser. The Merger Agreement provides, among other things, that as promptly as reasonably practicable following (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Turning Point (the “Merger”), with Turning Point continuing as the surviving corporation and a wholly owned subsidiary of Parent. The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the Delaware General Corporation Law (the “DGCL”)) is referred to as the “Merger Effective Time.” As of the Merger Effective Time, each outstanding Share (other than (i) Shares held by Turning Point or held in Turning Point’s treasury, (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the Offer Price in cash (the “Merger Consideration”), without interest, subject to any applicable withholding of taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Conditions to the Merger.” “The Offer—Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement. “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” summarizes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.
The Offer is only for the outstanding shares of common stock of Turning Point that are not subject to vesting conditions and not for (a) any options to purchase Shares, whether granted under a Turning Point Equity Plan (as defined below), (“Turning Point Options”), or any options to purchase Shares granted under the Turning Point ESPP (as defined below), (b) any award of restricted stock units, whether granted under a Turning Point Equity Plan or otherwise (“Turning Point RSUs”), or (c) any award of performance stock units, whether granted under a Turning Point Equity Plan or otherwise (“Turning Point PSUs” and together with the Turning Point Options and Turning Point RSUs, the “Turning Point Awards”). If you hold unexercised Turning Point Options and you wish to participate in the Offer, you must exercise your Turning Point Options (to the extent they are exercisable) in accordance with the terms of the award agreement and tender such Shares received upon the exercise in accordance with the terms of the Offer. “Turning Point Equity Plan” means each of the Turning Point Therapeutics, Inc. 2013 Equity Incentive Plan, as amended, and the Turning Point Therapeutics, Inc. 2019 Stock Option and Incentive Plan, as amended.
Pursuant to the Merger Agreement, except as otherwise agreed between Parent and the holder of the relevant award in writing:
(a) Each Turning Point Option that is outstanding as of immediately prior to the Merger Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Merger Effective Time. As of the Merger Effective Time, by virtue of the Merger, each Turning Point Option that is then outstanding and unexercised as of immediately before the Merger Effective Time will be cancelled and converted into solely the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to the product of (i) the total number of Shares subject to such fully vested Turning Point Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess of (x) the Offer Price over (y) the exercise price payable per Share under such Turning Point Option. No holder of a Turning Point Option that has an exercise price per Share that is equal to or greater than the Offer Price shall be entitled to any payment with respect to such Turning Point Option before or after the Merger Effective Time, and such Turning Point Option shall be canceled and retired and shall cease to exist as of the Merger Effective Time, and no consideration shall be delivered in exchange therefor;
(b) Each Turning Point RSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, will, by virtue of the Merger, be cancelled and converted into solely the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to (i) the total number of Shares issuable in settlement of such Turning Point RSU immediately prior to the Merger Effective Time without regard to vesting, multiplied by (ii) the Offer Price for each Share issuable in settlement of such Turning Point RSU immediately prior to the Merger Effective Time; and
(c) Each Turning Point PSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, will, by virtue of the Merger, be cancelled and converted into solely the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to (i) either (A) in the case of any Turning Point PSU granted in calendar year 2021 or in January 2022, 50% of the total number of Shares issuable in settlement of such Turning Point PSU immediately prior to the Merger Effective Time, or (B) in the case of any Turning Point PSU granted in February 2022, 100% of the total number of Shares issuable in settlement of such Turning Point PSU immediately prior to the Merger Effective Time, multiplied by (ii) the Offer Price for each Share issuable in settlement of such Turning Point PSU immediately prior to the Merger Effective Time.
Prior to the Merger Effective Time, Turning Point will take all actions (including obtaining any necessary determinations and/or resolutions of the Turning Point Board or a committee thereof) that may be necessary to (i) accelerate the vesting and exercisability (as applicable) of each unvested Turning Point Award then outstanding so that each such Turning Point Award will be vested and, if applicable, exercisable as described above, as of immediately prior to, and contingent upon, the Merger Effective Time, (ii) terminate each Turning Point Equity Plan effective as of and contingent upon the Merger Effective Time and (iii) following the vesting acceleration described in (i) above, cause, as of the Merger Effective Time, each unexpired and unexercised Turning Point Option and each unexpired Turning Point RSU and each unexpired Turning Point PSU then outstanding as of immediately prior to the Merger Effective Time to be cancelled, terminated and extinguished, subject, if applicable, to payment in accordance with the terms of the Merger Agreement.
As promptly as reasonably practicable following the date of the Merger Agreement, Turning Point will take all actions necessary or required under the Turning Point 2019 Employee Stock Purchase Plan (“Turning Point ESPP”) and applicable laws to (i) limit participation in the Turning Point ESPP to those employees who participated in the Turning Point ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) prevent participants from increasing their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of the Merger Agreement, (iii) ensure that, except for any offering period in existence under the Turning Point ESPP on the date of the Merger Agreement, no offering period shall be authorized or commenced on or after the date of the Merger Agreement, and no existing offering period shall be extended, and (iv) if the consummation of the Merger occurs prior to the end of any offering period in existence under the Turning Point ESPP on the date of the Merger Agreement, cause the rights of participants in the Turning Point ESPP with respect to any such offering period (and purchase period thereunder) then underway under the Turning Point ESPP to be determined by treating the last business day prior to the Merger Effective Time as the last day of such offering period and purchase period and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the Turning Point ESPP. Turning Point will terminate the Turning Point ESPP in its entirety effective as of the Merger Effective Time, contingent upon the Merger Effective Date.
Turning Point’s board of directors, (the “Turning Point Board”), at a meeting duly called and held, unanimously (a) determined that the Merger Agreement and the Transactions, are advisable to, and in the best interests of, Turning Point and its stockholders, (b) approved the execution, delivery and performance by Turning Point of the Merger Agreement and the consummation by Turning Point of the Transactions, (c) agreed that the Merger Agreement is subject to Section 251(h) of the DGCL and (d) resolved to recommend that Turning Point’s stockholders tender their Shares pursuant to the Offer.
Turning Point will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the Turning Point Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby. Therefore stockholders of Turning Point are encouraged to review the Schedule 14D-9 carefully and in its entirety.
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time, if the Minimum Condition has not been satisfied, or any of the other Offer Conditions are not satisfied or waived in writing by Parent as of the Expiration Time. The Offer is not conditioned upon Parent or Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”
According to Turning Point, as of the close of business on June 10, 2022, the most recent practicable date, (a) 49,796,897 Shares were issued and outstanding, (b) no Shares were held by Turning Point as treasury stock, (c) 3,320,915 Shares were reserved and available for issuance pursuant to the Turning Point Equity Plans, (d) 6,511,839 Shares were subject to Turning Point Options (which have a weighted average exercise price of $42.68 per share), (e) 914,681 Shares were subject to outstanding Turning Point RSUs, (f) 252,054 Shares were subject to outstanding Turning Point PSUs (assuming achievement of all performance goals in full at maximum levels), (g) 32,919 Shares are estimated to be subject to outstanding purchase rights under the Turning Point ESPP (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price and employee contributions continue until such purchase date at the levels in place as of June 10, 2022), (h) 169,127 Shares were reserved and available for purchase under the Turning Point ESPP, and (i) no shares of preferred stock were issued or outstanding.
Assuming no additional Shares are issued prior to the Expiration Time and based on the Shares outstanding as of June 10, 2022, we anticipate that the Minimum Condition would be satisfied if approximately 24,897,626 Shares are validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL).
We currently intend, as promptly as reasonably practicable following (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of Turning Point.
Section 251(h) of the DGCL provides that, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary, prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable after the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of Turning Point stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer; Plans for Turning Point; Stockholder Approval; Appraisal Rights.”
The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 15—Conditions to the Offer.” The Offer will expire one minute following 11:59 p.m., Eastern Time, on July 18, 2022, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement. See “The Offer—Section 13—The Transaction Documents— The Merger Agreement—Extensions of the Offer.”
This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without a vote of Turning Point’s stockholders.
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER
1.	Terms of the Offer
Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares” at or prior to the Expiration Time (as defined below). The Offer will expire one minute following 11:59 p.m., Eastern Time, on July 18, 2022, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.
The Offer is subject to the conditions (the “Offer Conditions”) set forth in “—Section 15—Conditions to the Offer,” which include, among other things, satisfaction of the Minimum Condition, the Regulatory Condition, the Obligations Condition and the Governmental Consents Condition. See “—Section 16—Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.
Pursuant to the terms of the Merger Agreement, if, at the scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of Turning Point or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). We are required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or the Nasdaq Global Select Market (the “Nasdaq”) or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act, the EU Merger Regulation or any other Antitrust Laws in Germany will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Time, upon Turning Point’s request, we will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Conditions to be satisfied, subject to the terms and conditions of the Merger Agreement.
In no event will we (i) be required to extend the Offer to a date beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement and (y) the End Date (as defined below); (ii) be permitted to extend the offer to a date later than the Extension Deadline without the prior written consent of Turning Point; or (iii) be required to extend the Offer for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied. We will not, and Parent will not permit Purchaser to, extend the Offer in any manner except as required or expressly permitted as set forth in this paragraph. See “—Section 1—Terms of the Offer.” The “End Date” means on or prior to 5 p.m., Eastern Time on December 2, 2022; provided that, Parent or Turning Point may extend the End Date for an additional three months if the Governmental Consents Condition is not satisfied. “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust laws and all other applicable laws issued by a governmental authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
Purchaser expressly reserves the right to (a) increase the Offer Price, (b) waive any Offer Condition and (c) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without Turning Point’s prior written consent, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any conditions to the Offer other than the Offer Conditions, (v) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) change or waive the Minimum Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, except as described in “—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.
Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.
The Merger Agreement does not contemplate a subsequent offering period for the Offer.
As promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of Turning Point pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.
Turning Point has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2.	Acceptance for Payment and Payment for Shares
Upon the terms and subject to the conditions to the Offer, we will, at or promptly following the Expiration Time, accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and, at or promptly following the Offer Acceptance Time, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”
We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.
In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (a) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (b) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and (c) any other required documents. For a description of the procedures for tendering Shares pursuant to the Offer, see “—Section 3—Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.
For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.
Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.
If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “—Section 3—Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”)), promptly following the expiration, termination or withdrawal of the Offer.
We reserve the right to transfer or assign, in accordance with the terms of the Merger Agreement, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer (provided that such assignment will not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of Turning Point under the Merger Agreement), but any such transfer or assignment will not relieve Parent of its obligations under the Merger Agreement.
3.	Procedures for Tendering Shares
Valid Tender of Shares
Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (a) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.
The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.
The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (a) you own the Shares being tendered, (b) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (c) when the Shares are accepted for payment by Purchaser, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between Purchaser with respect to such Shares, upon the terms and subject to the conditions to the Offer.
Book-Entry Delivery
The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility.
However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.
“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.
Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
Signature Guarantees
All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.
If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.
Guaranteed Delivery
If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:
•	such tender is made by or through an Eligible Institution;
•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser with this Offer to Purchase is received by the Depositary by the Expiration Time; and
•
the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.
Backup Withholding
Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 24%) from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate IRS Form W-8.
Appointment of Proxy
By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Turning Point’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).
The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Turning Point’s stockholders.
Determination of Validity
We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.
4.	Withdrawal Rights
Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after August 15, 2022, which is 60 days from the date of the commencement of the Offer.
If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.
For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares.”
We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.
5.	Material U.S. Federal Income Tax Consequences
The following summary discusses the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated under the Code, administrative interpretations, and judicial decisions as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect.
This discussion addresses only the consequences of the tender of Shares pursuant to the Offer held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of such holder’s particular circumstances, or to a holder of Shares that is subject to special rules, such as:
•	a financial institution or insurance company;
•	a mutual fund;
•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein;
•	a tax-exempt organization;
•	a dealer or broker in securities;
•	a person whose functional currency is not the U.S. dollar;
•	a former citizen or former long-term resident of the United States;
•	a regulated investment company or real estate investment trust;
•	a stockholder that holds its Shares through individual retirement or other tax-deferred accounts;
•	a trader in securities who elects to apply a mark-to-market method of accounting;
•	a stockholder that holds Shares as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;
•	a stockholder that acquired Shares through the exercise of compensatory options or stock purchase plans or otherwise as compensation;
•	a U.S. expatriate or entity covered by the anti-inversion rules under the Code;
•	a person holding Shares as “qualified small business stock” within the meaning of Section 1202 of the Code;
•	a person who actually or constructively owns more than 5% of the Shares;
•	a person who holds both Shares and common stock of the Parent; and
•	a person subject to the base erosion and anti-abuse tax.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation, or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust (a) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A partner of a partnership holding Shares should consult its tax advisors regarding the tax consequences to it of the tender of Shares pursuant to the Offer.
This discussion of certain U.S. federal income tax consequences is not a complete description of all potential U.S. federal income tax consequences of the tender of Shares pursuant to the Offer. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the application of the alternative minimum tax, the Medicare tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, or any non-income tax or any non-U.S., state or local tax consequences of the Offer. Accordingly, each holder of Shares should consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Offer, including the application and effect of any U.S. federal, state, local and non-U.S. income, estate, gift and other tax laws to the receipt of cash in exchange for Shares pursuant to the Offer.
U.S. Holders
The tender of Shares by a U.S. Holder pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, non-U.S. and other tax laws. In general, if a U.S. Holder exchanges Shares pursuant to the Offer, such U.S. Holder will recognize gain or loss equal to the difference between its adjusted tax basis in its Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) tendered pursuant to the Offer. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares is more than one year as of the date of the tender of such Shares pursuant to the Offer. Under current law, long-term capital gains of non-corporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.
Non-U.S. Holders
Payments made to a Non-U.S. Holder with respect to Shares tendered in the Offer generally will not be subject to U.S. federal income tax, unless:
•
the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States); or

•	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met.
Gain described in the first bullet point above generally will be subject to tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise). Additionally, any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on any capital gain realized, which may be offset by U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States, provided that such Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Information Reporting and Backup Withholding
Proceeds from the sale of Shares pursuant to the Offer generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 24%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See “—Section 3—Procedures for Tendering Shares—Backup Withholding.”
6.	Price Range of Shares; Dividends
According to Turning Point’s Annual Report on Form 10-K for the period ended December 31, 2021, the Shares are listed and principally traded on NASDAQ under the symbol “TPTX.” The following table sets forth the high and low sale prices per Share on NASDAQ with respect to the periods indicated and as reported by published financial sources:
	High	Low
2020
First Quarter	$67.54	$31.30
Second Quarter	$72.03	$38.99
Third Quarter	$89.85	$54.43
Fourth Quarter	$134.92	$85.76
2021
First Quarter	$141.30	$86.86
Second Quarter	$95.50	$60.27
Third Quarter	$82.20	$59.73
Fourth Quarter	$68.57	$34.58
2022
First Quarter	$51.49	$23.77
Second Quarter (through June 16, 2022)	$75.08	$23.95
Turning Point does not pay cash dividends on the Shares and, under the terms of the Merger Agreement, Turning Point is not permitted to establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests. If we acquire control of Turning Point, we currently intend that no dividends will be declared on the Shares prior to the Merger Effective Time.
On June 2, 2022, the last full trading day before the announcement of the Merger Agreement, the Merger and the Offer, the highest reported intraday sale price per Share on NASDAQ was $34.38 in published financial sources. Between June 2, 2022 and June 16, 2022, the highest daily intraday sale price per Share on NASDAQ ranged between $34.38 and $75.08. On June 16, 2022, the last full trading day before the date of this Offer to Purchase, the highest reported intraday sale price per Share on NASDAQ was $74.69. Please obtain a recent quotation for the Shares before deciding whether or not to tender.
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations
Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as promptly as reasonably practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.
Possible Effects of the Offer on the Market for the Shares
While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than Turning Point, Parent, Purchaser or any subsidiary of Parent, or any person who has properly exercised his appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer.
Stock Exchange Listing
While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the Nasdaq Global Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the Nasdaq Global Market or any other Nasdaq market, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued listing on the Nasdaq Global Market if, among other things, (a) the number of publicly held Shares were less than 750,000, (b) the market value of the listed Shares were less than $5,000,000 or (c) there were fewer than 400 stockholders.
If Nasdaq were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.
Registration under the Exchange Act
The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Turning Point to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Turning Point subject to registration, would substantially reduce the information required to be furnished by Turning Point to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to Turning Point. Furthermore, “affiliates” of Turning Point and persons holding “restricted securities” of Turning Point may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.
Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as promptly as reasonably practicable, following which the Shares will no longer be publicly traded. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of Turning Point’s reporting obligations under the Exchange Act.

Margin Regulations
The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.
8.	Certain Information Concerning Turning Point
The information concerning Turning Point contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.
According to Turning Point’s public filings with the SEC, Turning Point was incorporated in Delaware in 2013 under the name TP Therapeutics, Inc. In November 2018, Turning Point changed its name to Turning Point Therapeutics, Inc. Turning Point’s principal executive offices are located at 10628 Science Center Drive, Ste. 200, San Diego, CA 92121. The telephone number of Turning Point’s principal executive offices is (858) 926-5251.
The following description of Turning Point and its business has been taken from Turning Point’s public filings with the SEC, and is qualified in its entirety by reference to such filings. Turning Point is a clinical-stage precision oncology biopharmaceutical company designing and developing novel therapies that target genetic drivers of cancer to improve the lives of patients. Turning Point has developed a macrocycle platform from which Turning Point designed its current pipeline of proprietary small, compact tyrosine kinase inhibitors with rigid structures that have the potential to bind to their targets with greater precision and affinity than other kinase inhibitors. Turning Point’s drug discovery approach integrates tumor biology with structure-based drug design to develop a new generation of orally available proprietary agents that Turning Point believes will have the potential to address important unmet medical needs for patients.
Additional Information
Turning Point is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s website at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of this Offer to Purchase.
9.	Certain Information Concerning Purchaser and Parent
We are a Delaware corporation incorporated on May 27, 2022, with principal executive offices at 430 E. 29th Street, 14th Floor, New York, NY 10016. The telephone number of our principal executive offices is (212) 546-4200. To date, we have engaged in no activities other than those incidental to our formation, the Merger Agreement and the Offer.
Parent is a Delaware corporation, with principal executive offices at 430 E. 29th Street, 14th Floor, New York, NY 10016. The telephone number of its principal executive offices is (212) 546-4200. Parent is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Parent’s focus as a biopharmaceutical company is on discovering, developing and delivering transformational medicines for patients facing serious diseases in areas where it believes that it has an opportunity to make a meaningful difference: oncology (both solid tumors and hematology), immunology, cardiovascular and neurology. For more information, please visit www.BMS.com. The information contained in, accessible from or connected to Parent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Parent’s filings with the SEC. The website address referred to in this paragraph is an inactive text reference and is not intended to be an actual link to the website.
The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto. Neither Parent nor Purchaser is an affiliate of Turning Point.

During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) we, through Parent and its controlled affiliates, will have sufficient funds to acquire all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, (c) consummation of the Offer is not subject to any financing condition, and (d) if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.
Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.
The Purchaser and Parent have made no arrangements in connection with the Offer to provide holders of Shares access to our corporate files or to obtain counsel or appraisal services at our expense. For a discussion of appraisal rights, see “—Section 12—Purpose of the Offer; Plans for Turning Point; Stockholder Approval; Appraisal Rights.”
10.	Source and Amount of Funds
We estimate that we will need approximately $4.1 billion to acquire all Shares pursuant to the Offer and the Merger, to pay all amounts in respect of outstanding Turning Point Stock Options, Turning Point RSUs and Turning Point PSUs held by Turning Point employees, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Parent’s or its controlled affiliates’ general corporate funds. Neither we nor Parent has any alternative financing plans or arrangements.
The Offer is not conditioned upon any financing arrangements or subject to a financing condition.
11.	Background of the Offer; Contacts with Turning Point
The following is a description of contacts between representatives of Parent and representatives of Turning Point that resulted in the execution of the Merger Agreement. For a review of Turning Point’s additional activities, please refer to the Schedule 14D-9 that will be filed by Turning Point with the SEC and disseminated to holders of Shares in connection with the Offer.
Members of management and the board of directors of Parent (the “Parent Board”) regularly review and assess Parent’s performance and operations, financial condition, and industry and regulatory developments in the context of Parent’s long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential opportunities to enhance stockholder value, including potential strategic acquisitions and divestitures, collaborations, investments and other strategic transactions and opportunities. These reviews also have included consideration of whether such potential opportunities to enhance stockholder value would further Parent’s strategic objectives and its ability to serve patients, as well as the potential benefits and risks of those transactions in light of, among other things, Parent’s competitive position and the business and regulatory environment faced by Parent (including developments in the biopharmaceutical industry).
On January 12, 2022, Parent met with Turning Point in connection with the J.P. Morgan Healthcare Conference to discuss Turning Point’s clinical development programs on a non-confidential basis.

On February 15, 2022, Parent was contacted by Goldman Sachs & Co LLC (“Goldman Sachs”), financial advisor to Turning Point, to discuss potential partnering opportunities, and Goldman Sachs sent Parent a non-confidential presentation and draft non-disclosure agreement following Parent’s expression of interest.
On March 6, 2022, and in connection with the potential partnering opportunity, Parent signed a mutual non-disclosure agreement with Turning Point that contained a standstill with customary fall-away provisions (providing for a termination of the standstill provisions upon Turning Point entering into a definitive acquisition agreement) that also permitted confidential discussions with Turning Point.
On March 23, 2022, representatives of Parent attended a management presentation with Turning Point senior management in connection with the potential partnering opportunity.
On March 24, 2022, Turning Point provided Parent access to Turning Point’s virtual data room for the partnering process. Goldman Sachs sent a formal process letter to Parent dated March 23, 2022, inviting Parent to submit a preliminary non-binding indication of interest and term sheet for a partnering agreement relating to Turning Point’s lead product candidate, repotrectinib, by April 27, 2022 and specifying the preliminary partnering proposal requirements. The letter indicated that Turning Point was flexible on the geographic scope of the preliminary partnering proposal but in all cases was focused on maintaining meaningful U.S. ownership of the repotrectinib program. During the partnering process, members of Turning Point’s management responded to due diligence requests from Parent.
On April 12, 2022, Turning Point announced positive top line BICR data for repotrectinib across all ROS1-positive NSCLC cohorts of the registrational Phase 1/2 TRIDENT-1 study.
On April 21, 2022, Turning Point held a call with representatives of Parent to review the top line BICR data from the Phase 1/2 BICR TRIDENT-1 study.
On April 27, 2022, Elizabeth A. Mily, Executive Vice President, Strategy and Business Development at Parent called representatives of Goldman Sachs about the partnering process, during which call Ms. Mily indicated that if Turning Point decided to consider acquisition proposals, Parent would want to know that information.
On April 28, 2022, Parent submitted to Turning Point a non-binding partnering proposal, which included an upfront payment of $700 million plus up to $420 million in clinical and regulatory milestones, $375 million in sales-based milestones and tiered royalties. Pursuant to the partnering proposal, Parent would also purchase up to 10% of the equity of Turning Point at a to be negotiated premium. The parties would co-develop repotrectinib globally (excluding Greater China) with Parent funding 70% of the development costs and Turning Point funding the remaining 30%. Pursuant to the partnering proposal, Parent and Turning Point would also co-commercialize repotrectinib in the United States and share equally in any net profits and Parent would conduct and fund 100% of the commercialization outside of the United States.
On May 2, 2022, the Science and Technology Committee of the Parent Board convened to review the results of the due diligence conducted to date with respect to Turning Point, including, in particular, due diligence findings with respect to Turning Point’s product pipeline, including Turning Point’s lead product candidate, repotrectinib. The Science and Technology Committee also discussed the possibility of a potential acquisition of Turning Point in lieu of a partnering transaction. After discussion, the Science and Technology Committee determined it was advisable to endorse exploration of a potential acquisition transaction to the Parent Board.
Immediately following the meeting of the Science and Technology Committee of the Parent Board on May 2, 2022, and on May 3, 2022, the Parent Board convened with members of Parent management present to receive an update on due diligence conducted to date with respect to Turning Point and the Turning Point partnering process. The Parent Board also discussed the possibility of making an acquisition proposal for Turning Point and potential valuation for any such transaction. After discussion, the Parent Board determined it was advisable for management to explore a potential acquisition of Turning Point.
Later on May 3, 2022, Ms. Mily and Dr. Athena Countouriotis, Turning Point’s President and Chief Executive Officer, held a call to discuss Parent’s partnering proposal. During the call, Dr. Countouriotis conveyed to Ms. Mily that any sale of equity of Turning Point to Parent would need to be at a substantial premium to the then-current trading price of shares of Turning Point.
On May 5, 2022, Turning Point announced a pipeline expansion with the licensing of TPX-4589, a clinical stage anti-Claudin18.2 antibody drug conjugate for gastrointestinal cancers, from LaNova Medicines.

Also on May 5, 2022, representatives of Goldman Sachs called Ms. Mily to discuss the non-binding partnering proposal submitted by Parent and to confirm the timeline for when Parent could reach a definitive agreement with respect to a partnering proposal. During the call and as a follow-up to the call on April 27, representatives of Goldman Sachs and Ms. Mily also discussed Parent’s interest in a potential acquisition transaction. Goldman Sachs indicated that at this time Turning Point's focus was on a potential partnering transaction.
Later on May 6, 2022, Ms. Mily contacted Dr. Countouriotis to convey Parent’s interest in acquiring Turning Point in lieu of the partnering proposal previously submitted and indicated that Parent would be submitting a non-binding acquisition proposal.
Also on May 6, 2022, Parent submitted to Turning Point a non-binding, written proposal to acquire Turning Point for $58.00 per share in cash, representing an equity value of approximately $3.0 billion and a premium of approximately 87% to Turning Point’s closing price on May 5, 2022 and an 86% premium to Turning Point’s volume weighted average closing price since April 12, 2022. Parent did not condition its offer on retention of any Turning Point employees.
On May 9, 2022, representatives of Goldman Sachs contacted Parent to convey the Turning Point Board’s determination that the $58.00 per share offer price was inadequate. Representatives of Goldman Sachs also indicated to Parent that its partnering proposal was strong, but that Parent would need to improve its terms to remain competitive with the partnering proposals received from other parties.
On May 10, 2022, Turning Point announced its receipt of Breakthrough Therapy Designation for repotrectinib treatment for patients with metastatic non-small cell lung cancer who have been previously treated with one prior ROS1 tyrosine kinase inhibitor and no prior chemotherapy, which represented the third Breakthrough Therapy Designation for repotrectinib.
On May 14, 2022, Ms. Mily spoke with Dr. Countouriotis and indicated Parent had a desire to negotiate and sign a definitive transaction agreement before the ASCO Annual Meeting on June 3, 2022. Later that day, Parent submitted to Turning Point a revised non-binding, written proposal to acquire Turning Point for $70.00 per share in cash, representing an equity value of approximately $3.7 billion and a premium of approximately 139% to Turning Point’s closing price on May 12, 2022 and a 133% premium to Turning Point’s volume weighted average closing price since April 12, 2022.
On May 16, 2022, Ms. Mily spoke with Dr. Countouriotis, who conveyed that the $70.00 per share price was inadequate and discussed Parent’s continued interest in the parallel partnering transaction. Ms. Mily indicated that Parent was no longer interested in the partnering transaction and would not be submitting a revised term sheet. Ms. Mily requested that additional representatives of Parent and its advisors be granted access to Turning Point’s virtual data room for expanded diligence with respect to Turning Point’s other pipeline assets and such access was subsequently provided.
On May 17, 2022, Goldman Sachs had a conference call with Gordon Dyal & Co. LLC (“Dyal”), financial advisor to Parent, to coordinate on diligence matters. Goldman Sachs and Dyal continued to communicate regarding diligence matters over the following weeks.
On May 18, 2022, representatives of Parent attended a management presentation held by Turning Point by video call to review Turning Point’s broader clinical drug pipeline.
On May 21, 2022, Ms. Mily contacted Dr. Countouriotis and reaffirmed Parent’s desire to sign a definitive transaction agreement for the proposed acquisition of Turning Point on June 2, 2022 and announce the transaction early on June 3, 2022 before the ASCO Annual Meeting starting later that day, subject to completion of final due diligence and negotiation of a mutually acceptable merger agreement. Dr. Countouriotis noted that a draft merger agreement was prepared and would be shared following an improved acquisition proposal from Parent. Dr. Countouriotis noted that Turning Point was continuing to advance both the partnering and acquisition processes in parallel.
On May 23, 2022, the Science and Technology Committee of the Parent Board convened with members of management present to discuss the potential transaction, including, among other things, Parent’s strategic rationale for a potential transaction and the results of due diligence conducted to date, including with respect to repotrectinib and other pipeline assets. Following the discussion, the Science and Technology Committee determined it was advisable to endorse approval of the acquisition transaction to the Parent Board.

On May 25 and 26, 2022, the Parent Board convened with members of Parent management present to discuss the potential transaction, including, among other things, Parent’s strategic rationale for a potential transaction, results of due diligence conducted to date and valuation. Following discussion, the Parent Board authorized management to deliver a revised non-binding offer to Turning Point.
Later on May 25, 2022, Ms. Mily contacted Dr. Countouriotis to update her on Parent’s progress in its due diligence review and to inform Dr. Countouriotis that a meeting of Parent’s board of directors would be taking place the next day to consider a revised acquisition proposal and that Ms. Mily would provide an update to Dr. Countouriotis after the board meeting. Dr. Countouriotis reiterated her and the Turning Point Board’s confidence in the value of Turning Point and the attractiveness of the partnering process.
Also on May 26, 2022, Ms. Mily contacted Dr. Countouriotis to discuss the revised acquisition proposal that Parent planned to submit and requested that Turning Point provide expanded access to diligence materials to facilitate Parent’s completion of its corporate due diligence as well as a draft of the merger agreement. Following the call, Parent submitted an updated non-binding written offer to acquire Turning Point for $75.00 per share in cash, representing an equity value of approximately $4.0 billion and a premium of approximately 136% to Turning Point’s closing price on May 25, 2022 and a 142% premium to Turning Point’s volume weighted average closing price since April 12, 2022. The revised Parent offer requested exclusivity.
Later on May 26, 2022, Dr. Countouriotis spoke again with Ms. Mily to convey the desire of the Turning Point Board for a $79.00 per share offer price and requested that Parent come back with a best and final offer. Ms. Mily requested that Dr. Countouriotis provide a draft of the proposed merger agreement for consideration in connection with an updated offer.
On May 27, 2022, representatives of Goldman Sachs contacted Dyal to discuss process and next steps.
Also on May 27, 2022, Ms. Mily contacted Dr. Countouriotis to indicate that Parent would not be in a position to deliver a revised acquisition proposal without a draft merger agreement and the ability to conduct final due diligence. The draft proposed merger agreement was sent by representatives of Cooley LLP (“Cooley”), Turning Point’s outside counsel, to representatives of Kirkland & Ellis (“Kirkland”), outside counsel to Parent, later that day (which proposed a two-step tender offer), and an updated capitalization table for Turning Point was made available to Parent.
On May 28, 2022, Kirkland and Arnold & Porter, outside regulatory counsel to Parent, had a call with Cooley to discuss the proposed structure of the transaction and regulatory matters.
On May 29, 2022, Ms. Mily contacted Dr. Countouriotis to reiterate the need for Parent to complete its corporate due diligence in order to meet the planned timeline of announcing a definitive acquisition agreement on June 3, 2022. Ms. Mily also indicated that Parent’s markup of the draft merger agreement would be provided by the end of day on May 30, 2022. Subsequently, access to corporate due diligence was granted to Parent and various diligence calls were scheduled.
Between May 29 and May 31, 2022, Parent and its legal and financial advisors conducted multiple diligence meetings by video call with members of Turning Point senior management and its legal, financial and tax advisors.
On May 30, 2022, representatives of Kirkland delivered a revised draft of the merger agreement to representatives of Cooley that, among other things, proposed a termination fee of 3.75% of the equity value and proposed that Parent would not be obligated to engage in any divestures or take other remedial actions in order to obtain regulatory clearances.
On June 1, 2022, representatives of Cooley delivered a revised draft of the merger agreement to Kirkland. The revised draft merger agreement proposed a termination fee of 3.00% of equity value and proposed that Parent be obligated to undertake certain remedial actions to obtain regulatory clearance. Later on the same day, representatives of Kirkland had a conference call with representatives of Cooley to discuss the revised draft of the merger agreement.
Also on June 1, 2022, Ms. Mily contacted Dr. Countouriotis to update her on the status of Parent’s progress on finalizing its due diligence and to highlight open areas requiring further due diligence review. Later that afternoon, representatives of Turning Point provided responses to Company’s outstanding diligence requests.
On June 2, 2022, representatives of Kirkland delivered a revised draft of the merger agreement to representatives of Cooley (that, among other things, proposed a termination fee of 3.375% of equity value and reinserted the provision providing that Parent would not be obligated to engage in any divestures or take other remedial actions in order to obtain regulatory clearances), and the parties continued to negotiate the open terms of the merger agreement and to finalize the disclosure schedules. During these discussions, the parties discussed adding a reverse termination fee to address regulatory related matters.
Also on June 2, 2022, at a meeting of the Parent Board, members of Parent management and representatives of Dyal provided the Parent Board with an update on certain terms of the proposed transaction. Following a discussion of the terms of the proposed transaction, the Parent Board approved the execution, delivery and performance of the Merger Agreement and completion of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.
Later on June 2, 2022, Ms. Mily communicated to Dr. Countouriotis a best and final offer of $76.00 per share in cash, tied to acceptance of a proposed reverse termination fee of 3.375% of equity value and regulatory provisions.
Later that night, Parent and Turning Point executed the Merger Agreement.
On the morning of June 3, 2022, Parent and Turning Point issued a joint press release announcing the transaction.
12.	Purpose of the Offer; Plans for Turning Point; Stockholder Approval; Appraisal Rights
Purpose of the Offer; Plans for Turning Point
The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in Turning Point. The Offer, as the first of two steps in the acquisition of Turning Point, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Turning Point not purchased pursuant to the Offer or otherwise and to cause Turning Point to become a wholly owned subsidiary of Parent.
We currently intend, as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. As described in “—Section 13—The Transaction Documents—The Merger Agreement—The Merger,” the Shares acquired in the Offer will be canceled in the Merger and the capital stock of Turning Point as the surviving corporation will be the capital stock of Purchaser. The directors of Purchaser immediately prior to the Merger Effective Time will be the directors of Turning Point as the surviving corporation immediately following the Merger Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of Turning Point as the surviving corporation. The officers of Turning Point immediately prior to the Merger Effective Time will be the officers of Turning Point as the surviving corporation until their respective successors are appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of Turning Point as the surviving corporation. See “—Section 13—The Transaction Documents—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares currently listed on the NASDAQ will cease to be listed on the NASDAQ and will subsequently be deregistered under the Exchange Act.
If you sell your Shares in the Offer, you will cease to have any equity interest in Turning Point or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Turning Point. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Turning Point.
Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving Turning Point or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (b) any change in the Turning Point Board or management, (c) any material change in Turning Point’s capitalization or dividend policy, (d) any other material change in Turning Point’s corporate structure or business, (e) any class of equity securities of Turning Point being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (f) any class of equity securities of Turning Point becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.
No Stockholder Approval
If the Offer is consummated, we do not anticipate seeking a vote of Turning Point’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable after the consummation of the Offer, without a vote of Turning Point stockholders, in accordance with Section 251(h) of the DGCL.
Appraisal Rights
No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of Turning Point who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.
As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Turning Point a written demand for appraisal of Shares held, which demand must reasonably inform Turning Point of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and
•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.
Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should carefully review each of the Schedule 14D-9 and Section 262 of the DGCL because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
The foregoing summary of the rights of Turning Point’s stockholders to appraisal rights under the DGCL in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of Turning Point desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is set forth in Turning Point’s Schedule 14D-9, Annex B, Section 262 of the General Corporation Law of the State of Delaware.
13.	The Transaction Documents
The Merger Agreement
The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Tender

Offer Statement on Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, Turning Point or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent’s or Turning Point’s stockholders or under federal securities laws. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that investors are not third-party beneficiaries under the Merger Agreement and that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, Turning Point or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and Turning Point publicly file.
The Offer
Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence a cash tender offer (as promptly as practicable, but in no event later than June 20, 2022) for all of the Shares at a purchase price of $76.00 per Share, net to the seller of such Shares in cash, without interest, subject to any applicable withholding of taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition, and the satisfaction or waiver of the Regulatory Condition, the Obligations Condition, the Governmental Consents Condition and the other conditions set forth in “—Section 15—Conditions to the Offer.”
Purchaser expressly reserves the right to (a) increase the Offer Price, (b) waive any Offer Condition and (c) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without Turning Point’s prior written consent, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any conditions or requirements to the Offer other than the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) change or waive the Minimum Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, except as described in “—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.
We may not terminate or withdraw the Offer prior to any scheduled Expiration Time (or any rescheduled Expiration Time) without Turning Point’s consent, except in the event that the Merger Agreement is terminated in accordance with its terms.
Extensions of the Offer
The Offer will initially be scheduled to expire at the Expiration Time. If, at the scheduled Expiration Time, any of the conditions to the Offer Conditions have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of Turning Point or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). We are required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or NASDAQ or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act, the EU Merger Regulation or any other Antitrust Laws in Germany will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Time, upon Turning Point’s request, we will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Conditions to be satisfied, subject to the terms and conditions of the Merger Agreement.
In no event will we (i) be required to extend the Offer to a date beyond the earliest to occur of (x) the valid termination of the Merger Agreement and (y) the End Date, (ii) be permitted to extend the Offer to a date later than the Extension Deadline without the prior written consent of Turning Point, or (iii) be required to extend the Offer for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied. We will not, and Parent will not permit Purchaser to, extend the Offer in any manner except as required or expressly permitted as set forth in this paragraph.
The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “—Section 15—Conditions to the Offer,” to, at or promptly after the Expiration Time, irrevocably accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and pay for such Shares.
The Merger
As promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Turning Point, and Turning Point will survive as a wholly owned subsidiary of Parent. At the Merger Effective Time, any Shares not purchased pursuant to the Offer (other than Shares held by Turning Point (or held in its treasury), Parent, Purchaser or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive, in cash, without interest, subject to any applicable withholding of taxes, an amount equal to the Offer Price.
The certificate of incorporation of Turning Point as in effect immediately prior to the Merger Effective Time will be amended and restated by virtue of the Merger at the Merger Effective Time to be identical to the form of the certificate of incorporation included as Exhibit B to the Merger Agreement. The bylaws of Turning Point as in effect immediately prior to the Merger Effective Time will be amended and restated at the Merger Effective Time to be identical to the form of bylaws included as Exhibit C to the Merger Agreement. The directors of Purchaser immediately prior to the Merger Effective Time will become the directors of Turning Point as the surviving corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of Turning Point as the surviving corporation. The officers of Turning Point immediately prior to the Merger Effective Time will remain the officers of Turning Point as the surviving corporation until their respective successors are appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of Turning Point as the surviving corporation.
The Merger will be effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of Turning Point stockholders.
Treatment of Turning Point Awards
Turning Point Options
The Merger Agreement provides that each Turning Point Option that is outstanding as of immediately prior to the Merger Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Merger Effective Time. As of the Merger Effective Time, by virtue of the Merger, each Turning Point Option that is then outstanding and unexercised as of immediately before the Merger Effective Time will be cancelled and converted into solely the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to the product of (i) the total number of Shares subject to such fully vested Turning Point Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess of (x) the Offer Price over (y) the exercise price payable per Share under such Turning Point Option. No holder of a Turning Point Option that has an exercise price per Share that is equal to or greater than the Offer Price will be entitled to any payment with respect to such Turning Point Option before or after the Merger Effective Time, and such Turning Point Option will be canceled and retired and will cease to exist as of the Merger Effective Time, and no consideration will be delivered in exchange therefor.
Turning Point RSUs
The Merger Agreement provides that each Turning Point RSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, will, by virtue of the Merger, be cancelled and converted into solely the right to receive cash, without interest, subject to any applicable withholding of taxes, in an amount equal to (i) the total number of Shares issuable in settlement of such Turning Point RSU immediately prior to the Merger Effective Time without regard to vesting, multiplied by (ii) the Offer Price for each Share issuable in settlement of such Turning Point RSU immediately prior to the Merger Effective Time.
Turning Point PSUs
The Merger Agreement provides that each Turning Point PSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, will, by virtue of the Merger, be cancelled and converted into solely the right to receive cash, without interest, subject to any applicable withholding of taxes , in an amount equal to (i) either (A) in the case of any Turning Point PSU granted in calendar year 2021 or in January 2022, 50% of the total number of Shares issuable in settlement of such Turning Point PSU immediately prior to the Merger Effective Time, or (B) in the case of any Turning Point PSU granted in February 2022, 100% of the total number of Shares issuable in settlement of such Turning Point PSU immediately prior to the Merger Effective Time, multiplied by (ii) the Offer Price for each Share issuable in settlement of such Turning Point PSU immediately prior to the Merger Effective Time.
Prior to the Merger Effective Time, Turning Point will take all actions (including obtaining any necessary determinations and/or resolutions of the Turning Point Board or a committee thereof) that may be necessary to (i) accelerate the vesting and exercisability (as applicable) of each unvested Turning Point Award then outstanding so that each such Turning Point Award will be vested and, if applicable, exercisable as described above, as of immediately prior to, and contingent upon, the Merger Effective Time, (ii) terminate each Turning Point Equity Plan effective as of and contingent upon the Merger Effective Time and (iii) following the vesting acceleration described in (i) above, cause, as of the Merger Effective Time, each unexpired and unexercised Turning Point Option and each unexpired Turning Point RSU and each unexpired Turning Point PSU then outstanding as of immediately prior to the Merger Effective Time to be cancelled, terminated and extinguished, subject, if applicable, to payment in accordance with the terms of the Merger Agreement.
Treatment of Turning Point ESPP
As promptly as reasonably practicable following the date of the Merger Agreement, Turning Point will take all actions necessary or required under the Turning Point ESPP and applicable laws to (i) limit participation in the Turning Point ESPP to those employees who participated in the Turning Point ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) prevent participants from increasing their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of the Merger Agreement, (iii) ensure that, except for any offering period in existence under the Turning Point ESPP on the date of the Merger Agreement, no offering period will be authorized or commenced on or after the date of the Merger Agreement, and no existing offering period will be extended, and (iv) if the consummation of the Merger occurs prior to the end of any offering period in existence under the Turning Point ESPP on the date of the Merger Agreement, cause the rights of participants in the Turning Point ESPP with respect to any such offering period (and purchase period thereunder) then underway under the Turning Point ESPP to be determined by treating the last business day prior to the Merger Effective Time as the last day of such offering period and purchase period and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the Turning Point ESPP. Turning Point will terminate the Turning Point ESPP in its entirety effective as of the Merger Effective Time, contingent upon the Merger Effective Time.

Representations and Warranties
In the Merger Agreement, Turning Point has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or the Disclosure Schedule. These representations and warranties relate to, among other things: (a) due organization, good standing, subsidiaries and organizational documents; (b) capitalization and other equity interests; (c) noncontravention; (d) authority and binding nature of the merger agreement; (e) governmental approvals; (f) SEC filings, financial statements, undisclosed liabilities and internal controls; (g) absence of certain changes; (h) legal proceedings; (i) compliance with laws; (j) tax matters; (k) employee matters and employee benefit plans; (l) environmental matters; (m) intellectual property; (n) data protection and computer systems; (o) applicable anti-takeover laws; (p) real property; (q) contracts; (r) insurance; (s) certain business practices; (t) regulatory matters; and (u) financial advisors.
In the Merger Agreement, Purchaser and Parent have made customary representations and warranties to Turning Point that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (a) due organization and good standing; (b) noncontravention; (c) authority and binding nature of the merger agreement; (d) government approvals; (e) ownership and operations of Purchaser; (f) sufficiency of funds; (g) broker’s and finder’s fees; (h) the Offer documents; (i) legal proceedings; and (j) ownership of the Shares.
The representations and warranties will not survive consummation of the Merger.
Operating Covenants
Turning Point has agreed that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (i) as required or expressly provided for under the Merger Agreement, (ii) as required by applicable Laws, or to comply with or implement applicable COVID-19 Measures, (iii) with the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned or (iv) as set forth in the Disclosure Schedule, Turning Point will conduct in all material respects its business and operations in the ordinary course and will promptly notify Parent of any knowledge of the receipt of any notice from any person alleging that the consent of such person is or may be required in connection with any of the Transactions and any legal proceeding commenced or, to its knowledge threatened in writing, relating to or involving Turning Point that relates to the consummation of the Transactions. Turning Point has further agreed that it will use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its relationships and goodwill with material suppliers, material customers, material licensors, material licensees, Governmental Bodies and other material business relations. However, Turning Point will be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.
Turning Point has further agreed that, during the Pre-Closing Period, except (i) as required or expressly provided for under the Merger Agreement, as required by applicable laws, (ii) with the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, or (iii) as set forth in the Disclosure Schedule, Turning Point will not:
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establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interest;

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repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Share) or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, subject to customary exceptions;

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;
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sell, issue, grant, deliver, pledge, transfer, encumber, dispose of or authorize the issuance, sale, delivery, pledge, transfer, encumbrance, disposition or grant by Turning Point of (A) any capital stock, equity interest or other security of Turning Point, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of Turning Point or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of Turning Point (except that Turning Point may issue Shares as required to be issued upon the settlement of Turning Point RSUs and Turning

Point PSUs, upon the exercise of Turning Point Options or pursuant to purchase rights under the Turning Point ESPP, in each case: (1) outstanding on the date of the Merger Agreement; and (2) pursuant to the terms (as in effect as of the date hereof) of any such Turning Point Option, Turning Point RSU, Turning Point PSU or the Turning Point ESPP, as applicable);
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(A) establish, adopt, enter into, terminate or amend any Employee Plan (or any plan, program, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the date hereof), (B) amend or waive any of its rights under any provision of, or accelerate the vesting, funding or payment of any compensation or benefits under, any of the Employee Plans (or any plan, program, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the date hereof) or (C) increase the compensation, bonuses, severance, or other compensation or benefits payable or provided or to become payable or provided to any Company Associate;

•	hire or terminate (other than for cause) any employee or independent contractor with an annual base salary or annual base compensation (as applicable) in excess of $250,000;
•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws;
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form any subsidiary, acquire any equity or voting interest (including by merger) in any other entity, acquire a material portion of the assets of any other person (other than any acquisition of supplies, raw materials, inventory or products in the ordinary course of business) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

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make or authorize capital expenditures except (a) as contemplated by the capital expenditure budget of Turning Point set forth in the Disclosure Schedule, or (b) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (b) not to exceed $500,000 individually and $2,000,000 in the aggregate;

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acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), fail to diligently prosecute, enforce or maintain, fail to renew (including with respect to In-bound Licenses), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than specified permitted encumbrances) any material right or other material asset or property except (a) with respect to such tangible assets or properties, in the ordinary course of business consistent with past practice, and with respect to Intellectual Property Rights, entering into non-exclusive license agreements and materials transfer agreements in the ordinary course of business subject to valid and enforceable confidentiality and non-disclosure provisions, (b) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Turning Point, and (c) as provided for in the immediately preceding bullet point;

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except pursuant to any Acceptable Confidentiality Agreement, disclose any trade secrets or other confidential information relating to each of (i) repotrectinib, (ii) elzovantinib, (iii) TPX-0046, (iv) TPX-0131, and (v) TPX-4589 other than pursuant to a binding written confidentiality and non-disclosure agreement, and with respect to any trade secrets, with protections sufficient to protect and maintain the trade secret as a trade secret under applicable law;

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lend money or make capital contributions or advances to or make investments in, any person, or incur, assume, guarantee or otherwise become liable for any indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business) or enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business;

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amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract, excluding any statements of work under existing material contracts, in each case not in excess of $1,000,000 individually;

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except as required by applicable laws, make, rescind or change any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, enter into any material closing agreement with respect to taxes or settle or compromise any material tax assessment or other material tax liability;

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commence any legal proceeding, except with respect to (i) routine matters in the ordinary course of business, (ii) in such cases where Turning Point reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that Turning Point consults with Parent and considers the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof), or (iii) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

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settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than as set forth in the Merger Agreement or any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated by the Merger Agreement or pursuant to a settlement that does not relate to any of the Transactions and (a) that results solely in a monetary obligation involving only the payment of monies by Turning Point of not more than $500,000 in the aggregate or (b) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, Turning Point and the payment of monies by Turning Point that together with any settlement made under clause “(a)” are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies)

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except as required by law, enter into any Labor Agreement with any labor organization or recognize or certify any labor union, labor organization, works council, or group of employees of the Company as the bargaining representative for any employees of Turning Point;

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implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could reasonably be expected to require advance notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar laws;

•	waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference or nondisparagement obligation of any current or former employee or independent contractor;
•	adopt or implement any stockholder rights plan or similar arrangement;
•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Turning Point;
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make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of Turning Point, except insofar as may be required (a) by GAAP, (b) by Regulation S-X under the Securities Act, or (c) by any governmental authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

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enter into any material transfer agreement except pursuant to Turning Point’s standard form material transfer agreement, substantially in the same form as provided to Parent in all material respects; or

•	authorize any of, or agree or commit to take any of, the foregoing actions.
Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, Turning Point will (a) provide Parent with a reasonable opportunity to review the material portions of the repotrectinib NDA, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA by Turning Point with respect to the repotrectinib NDA, (b) to the extent reasonably practicable and permissible under applicable Laws, consult with Parent in connection with any proposed meeting with the FDA relating to the repotrectinib NDA, and (c) to the extent reasonably practicable and permissible under applicable Laws keep Parent reasonably informed of any material communication (written or oral) with or from the FDA regarding the repotrectinib NDA.

No Solicitation
Pursuant to the Merger Agreement, Turning Point will and will direct its representatives to cease any solicitation, encouragement, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal (as defined below). Turning Point has also agreed not to, and to direct its representatives not to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly:
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solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

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engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information relating to or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

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enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

In addition, Turning Point, within two business days following the execution of the Merger Agreement, delivered a written notice to each person that entered into a confidentiality agreement relating to a potential Acquisition Proposal (or prior discussions with respect to a potential Acquisition Proposal) to the effect that Turning Point was ending all discussions and negotiations with such person with respect to any Acquisition Proposal, effective on the date thereof, and requested the prompt return or destruction of all confidential information concerning Turning Point in such person’s possession or control.
For purposes of the Merger Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Parent and its affiliates) or “group” (within the meaning of Section 13(d) of the Exchange Act), relating to, in a single transaction or series of related transactions, any of the following:
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an acquisition or license of, or partnership, collaboration or revenue-sharing arrangement with respect to, assets of Turning Point equal to 20% or more of the fair market value of Turning Point’s assets or to which 20% or more of Turning Point’s revenues or earnings are attributable;

•	an issuance or acquisition of 20% or more of the outstanding Shares;
•	a recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares; or
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a merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Turning Point that if consummated would result (i) in any person or group beneficially owning 20% or more of the outstanding Shares or 20% or more of the aggregate voting power or equity interests of Turning Point, the surviving entity or the resulting direct or indirect parent of Turning Point or such surviving entity or (ii) the holders of the Shares, as of immediately prior to the consummation of such transaction, beneficially owning 80% or less of the aggregate voting power or equity interests of Turning Point, the surviving entity or the resulting direct or indirect parent of Turning Point or such surviving entity, in each case other than the Transactions.

For purposes of the Merger Agreement, the term “Superior Proposal” means any bona fide written Acquisition Proposal that the Turning Point Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Turning Point Board deems relevant, and if consummated, would result in a transaction more favorable to Turning Point’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement. However, for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definition of Acquisition Proposal will be deemed to be references to “100%” and “50%,” respectively and the reference to “license,” “partnership,” “collaboration” and “revenue-sharing arrangement” in the definition of Acquisition Proposal will be disregarded and deemed deleted.

If at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time, Turning Point or any of its representatives receives an unsolicited written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not, directly or indirectly, result from any breach of the restrictions described above, then:
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Turning Point and its representatives may contact such person or group of persons solely to clarify the terms and conditions of such proposal and inform such person or group of persons of the terms of Turning Point’s non-solicitation obligations; and

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if the Turning Point Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and that failure to take such action would be inconsistent with its fiduciary duties under applicable law, then Turning Point and its representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Turning Point to the person or group of persons who has made such Acquisition Proposal (however, Turning Point must concurrently provide to Parent any non-public information concerning Turning Point that is provided to any person given such access which was not previously provided to Parent or its representatives) and (y) following the execution of an Acceptable Confidentiality Agreement, engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

In addition, Turning Point must:
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promptly (and in any event within one business day) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to, an Acquisition Proposal, are received by Turning Point or any of its representatives, including the identity of the person or group of persons making such Acquisition Proposal;

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provide to Parent a summary of the material terms and conditions of any Acquisition Proposal and a copy of any material documents provided by Turning Point or its representatives to such person or group of persons, or provided by such person or group of persons to Turning Point or its representatives, in connection therewith;

•	keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any changes to the terms thereof); and
•	upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.
Turning Point Board Recommendation
As described above, and subject to the provisions described below, the Turning Point Board unanimously resolved to recommend that Turning Point’s stockholders tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Turning Point Board Recommendation.” Unless the Turning Point Board makes an Adverse Change Recommendation (as defined below), the Turning Point Board also agreed to include the Turning Point Board Recommendation in the Schedule 14D-9 and to permit Purchaser to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.
Except as described below, during the Pre-Closing Period, neither the Turning Point Board nor any committee of the Turning Point Board may:
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withdraw or qualify (or modify in a manner adverse to Parent or Purchaser) or publicly propose to withdraw or qualify (or modify in a manner adverse to Parent or Purchaser), the Turning Point Board Recommendation; or

•	approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal.
Any action described in the foregoing two bullets is referred to as an “Adverse Change Recommendation.”
The Merger Agreement further provides that the Turning Point Board will not approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Turning Point to execute or enter into any contract (other than an Acceptable Confidentiality Agreement) with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, Turning Point to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions.
However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, the Turning Point Board may make an Adverse Change Recommendation in response to an Acquisition Proposal or terminate the Merger Agreement in order to enter into an agreement with respect to such Acquisition Proposal. However, such action may be taken if and only if:
•	the Turning Point Board determines in good faith (after consultation with outside legal counsel) that the applicable Acquisition Proposal is a Superior Proposal;
•	such Acquisition Proposal did not arise out of a breach of the obligations of Turning Point described above under “ — No Solicitation”;
•
the Turning Point Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to Turning Point’s stockholders under applicable laws;

•
Turning Point has given Parent prior written notice of its intention to consider making an Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Proposal at least four business days prior to making any such Adverse Change Recommendation or termination (a “Determination Notice”);

•
Turning Point has provided to Parent, no later than concurrently with the delivery of the Determination Notice, a summary of the material terms and conditions of such Acquisition Proposal and copies of all material documents related thereto;

•
Turning Point has given Parent four business days after Parent’s receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals and has made itself and its representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any; and

•
no earlier than the end of such four business day period, after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Turning Point Board has determined, in good faith, that such Acquisition Proposal is a Superior Proposal and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Proposal would be inconsistent with its fiduciary duties to Turning Point’s stockholders under applicable laws.

The above will also apply to any financial or other material amendment to any Acquisition Proposal, which will require a new Determination Notice, except that the references to four business days therein will be deemed to be references to three business days.
Additionally, at any time prior to the Offer Acceptance Time, the Turning Point Board may make an Adverse Change Recommendation in response to a Change in Circumstance (as defined below). However, such action may be taken if and only if:
•	the action is made in response to a Change in Circumstance;
•
the Turning Point Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to Turning Point’s stockholders under applicable law;

•	Turning Point has given Parent a Determination Notice at least three business days prior to making any such Adverse Change Recommendation;
•	no later than concurrently with the delivery of the Determination Notice, Turning Point has specified the Change in Circumstance in reasonable detail;
•
Turning Point has given Parent three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made itself and its representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or make other proposals; and

•
no earlier than the end of such three business day period, after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with its outside legal counsel, the Turning Point Board has determined, in good faith, that the failure to make the Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Turning Point Board to Turning Point’s stockholders under applicable legal requirements.

The above also will apply to any material change to the facts and circumstances relating to such Change in Circumstance, which will require a new Determination Notice, except that the references to three business days therein will be deemed to be references to two business days.
For purposes of the Merger Agreement, a “Change in Circumstance” means any material event or development or material change in circumstances with respect to Turning Point that (i) was neither known to the Turning Point Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement, and (ii) does not relate to any Acquisition Proposal.
None of the provisions described above under “ — No Solicitation” or elsewhere in the Merger Agreement will prohibit Turning Point from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to Turning Point’s stockholders that is required by applicable Law or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, so long as any such action that would otherwise constitute an Adverse Change Recommendation is taken only in accordance with the provisions described in this Turning Point Board Recommendation subsection.
Regulatory Undertakings
The parties to the Merger Agreement have agreed that:
(a) Subject to the terms and conditions of the Merger Agreement, each of the Parent, Purchaser and Turning Point will use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with each of Parent, Purchaser and Turning Point in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as promptly as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Laws, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions. In addition, Parent, Purchaser and Turning Point agree to use reasonable best efforts to take, and cause their affiliates to use reasonable best efforts to, cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, as the FTC or DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ, other Governmental Bodies or any other person under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Merger closing or delaying the Offer Acceptance Time beyond the Expiration Time;
(b) Notwithstanding anything to the contrary in the Merger Agreement, nothing will require or be constructed to require (x) the Parent or any of its subsidiaries or (y) Turning Point or the Surviving Corporation (as defined below) (and Turning Point and the Surviving Corporation will not, unless otherwise directed in writing by Parent, in which case, Turning Point and/or the Surviving Corporation will) to take any action to: (i) commit to or effect, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of Turning Point, the Surviving Corporation, Parent or any of its subsidiaries, (ii) terminate existing relationships, contractual rights or obligations of Turning Point, the Surviving Corporation, Parent or any of its subsidiaries, (iii) terminate any venture or other arrangement, (iv) create any relationship, contractual rights or obligations of Turning Point, the Surviving Corporation, Parent or any of its subsidiaries,

(v) effectuate any other change or restructuring of Turning Point, the Surviving Corporation, Parent or any of its subsidiaries, (vi) undertake or enter into agreements with any Governmental Body or agree to the entry of an order by any Governmental Body, and (vii) otherwise take or commit to take any actions with respect to the businesses, product lines or assets Turning Point, Parent, the Surviving Corporation or any of its subsidiaries. However, Turning Point, the Surviving Corporation, Parent or any of its subsidiaries will not be required to take or commit to take any such action, or agree to any such condition or restriction, unless such action, commitment, agreement, condition or restriction is binding on Turning Point, the Surviving Corporation, Parent or any of its subsidiaries only in the event the Merger closing occurs;
(c) Subject to the terms and conditions of the Merger Agreement, each of Parent, Purchaser and Turning Point will (and will cause their respective affiliates, if applicable, to): (i) promptly make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; (ii) promptly make all other filings, notifications or other consents as may be required to be made or obtained by such Party under foreign Antitrust Laws in those jurisdictions identified in the Disclosure Schedule; and (iii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions;
(d) During the Pre-Closing Period, each of Parent, Purchaser and Turning Point will use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other party prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep each of Parent, Purchaser and Turning Point informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform each of Parent, Purchaser and Turning Point of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) upon request, promptly furnish to Parent, Purchaser and Turning Point, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such filings, request, inquiry, investigation, action or legal proceeding, (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with Parent, Purchaser and Turning Point and consider in good faith the views of Parent, Purchaser and Turning Point in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding and (vii) except as may be prohibited by any Governmental Body or by any applicable law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, each party to the Merger Agreement will provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or legal proceeding. Each party to the Merger Agreement will supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials, including any “second request” under the HSR Act, received by any party or any of their respective subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. Purchaser will pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws, but Turning Point will bear its own costs for the preparation of any such filings. None of the Purchaser, Parent or Turning Point will commit to or agree with any Governmental Body to stay, toll or extend, directly or indirectly, any applicable waiting period under the HSR Act or other applicable Antitrust Laws, or pull and refile under the HSR Act or other applicable Antitrust Laws, in each case, without the prior written consent of the other parties (such consent not to be unreasonably withheld, conditioned or delayed); and
(e) Parent agrees that it will not, and will not permit any of its controlled affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any person, whether by merger, consolidation or purchasing a substantial portion of the assets of or equity in any person, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase would (i) unreasonably impose any material delay in the expiration or termination of any applicable waiting period pursuant to the HSR Act or other Antitrust Laws, (ii) reasonably be expected to materially increase the risk of not obtaining any approvals and expiration of waiting periods pursuant to the HSR Act or other Antitrust Laws, or (iii) materially impede the consummation of the Offer, the Merger or other transactions contemplated by the Merger Agreement.
Access to Information
During the Pre-Closing Period, Turning Point has agreed, upon reasonable advance notice, to provide and cause Turning Point’s representatives to provide, Parent and its representatives with reasonable access during normal business hours to Turning Point’s representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to Turning Point, and to provide copies of such existing books, records, tax returns, work papers and other documents and information relating to Turning Point, in each case, to the extent reasonably requested by Parent and its representatives for reasonable business purposes, subject to customary exceptions and limitations.
Director and Officer Indemnification and Insurance
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by Turning Point existing in favor of those persons who were directors or officers of Turning Point as of the date of the Merger Agreement or have been directors or officers of Turning Point in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Merger Effective Time, as provided in the certificate of incorporation and bylaws of Turning Point as of the date of the Merger Agreement, as well as certain indemnification agreements between an Indemnified Person and Turning Point made available to Parent, shall survive the Merger and must not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by the surviving corporation in the Merger (the “Surviving Corporation”) and its subsidiaries to the fullest extent available under Delaware or other applicable laws) for a period of six years from the Merger Effective Time.
The Merger Agreement also provides that, from the Merger Effective Time until the sixth anniversary of the Merger Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Turning Point as of the date of the Merger Agreement for the benefit of the Indemnified Persons who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Merger Effective Time in their capacities as directors and officers of Turning Point (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. Alternatively, at or prior to the Merger Effective Time, Parent or Turning Point may, through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned) purchase a six-year “tail” policy for Turning Point policy effective as of the Merger Effective Time, subject to specified limitations.
Employee Benefits
For a period of one year following the Merger Effective Time, Parent will provide, or cause to be provided, to each Turning Point employee who is employed by Turning Point as of immediately prior to the Merger Effective Time and who continues to be employed by the Surviving Corporation (or any of its affiliates) (each, a “Continuing Employee”) during such one-year period a (i) base salary (or base wages, as the case may be) and a target annual cash bonus opportunity, which are no less favorable in the aggregate than the base salary (or base wages, as the case may be) and target annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Merger Effective Time, and (ii) benefits (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-termination health or welfare benefit, equity or equity based compensation, retention or change in control-related compensation or benefits, long-term incentive or nonqualified deferred compensation and employee stock purchase plans (collectively, the “Specified Arrangements”)) that are substantially comparable in the aggregate to the benefits (excluding the Specified Arrangements) provided to either such Continuing Employee immediately prior to the Merger Effective Time under the Employee Plans set forth in the Disclosure Schedule or similarly situated employees of Parent, as reasonably determined in good faith by Parent.
Continuing Employees will be given service credit for all purposes of eligibility to participate, level of benefits under Parent’s and/or the Surviving Corporation’s vacation policy, and eligibility for vesting under Parent’s and/or the Surviving Corporation’s health and welfare benefit plans and arrangements (including, without limitation, any severance plans and arrangements) in which the Continuing Employee may participate following the Merger closing (the “Parent Plans”) with respect to his or her length of service with Turning Point (and its predecessors) prior to the Merger closing to the same extent such Continuing Employee was entitled to such service credit under the corresponding Employee Plan in which such Continuing Employee participated immediately prior to the Merger closing, provided that the foregoing shall not result in the duplication of benefits or to benefit accrual under any pension plan.
With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Merger Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume, as of the Merger Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Turning Point.
In addition, to the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, Parent will use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees under the Parent Plans, to the extent that such conditions, exclusions and waiting periods would not apply under the corresponding Employee Plan in which such Continuing Employees participated prior to the Merger Effective Time and (ii) during the plan year in which the Closing occurs, for purposes of satisfying deductibles, coinsurance and out-of-pocket maximums, credit Continuing Employees for amounts paid prior to the Merger Effective Time with Turning Point (and its predecessors) under the applicable Employee Plan to the same extent that such amounts paid was recognized prior to the Merger Effective Time under the corresponding Employee Plan that is a health or welfare benefit plan of Turning Point.
If annual bonuses in respect of Turning Point’s 2022 fiscal year have not been paid prior to the Merger closing date, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to, pay each Continuing Employee a 2022 annual bonus in an amount equal to the greater of the Continuing Employee’s target annual bonus and the annual bonus to which such Continuing Employee would be entitled based on Turning Point’s actual performance under the applicable bonus arrangements of Turning Point in effect as of the date hereof, with such bonus payments to be made at the same time as annual bonuses are paid to Parent employees. In the event that a Continuing Employee (other than any participant in Turning Point’s Severance Benefit Plan—C-Suite) incurs a termination of service other than for cause (as determined in good faith by Parent) prior to the payment of the 2022 annual bonus, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to pay the terminated Continuing Employee a target annual bonus, prorated based on the number of days employed during calendar year 2022, with such payment to be made within sixty (60) days following the termination date, subject to execution of a release of claims.
Turning Point will, at least one business day prior to the Merger closing date, (i) take all actions necessary and appropriate, including ceasing contributions to and adopting written resolutions of the appropriate governing body in a form reasonably satisfactory to Parent (copies of which shall be provided to Parent prior to the Merger closing), to terminate each Employee Plan intended to be qualified under Section 401(a) of the Code (the “Turning Point 401(k) Plan”) in compliance with its terms and the requirements of applicable law, (ii) make all employee and employer contributions to the Turning Point 401(k) Plan on behalf of all participants under the Turning Point 401(k) Plan for all periods of service prior to the Merger closing date, including such contributions that would have been made on behalf of such participants had the Transaction not occurred, and (iii) fully vest all participants under such Turning Point 401(k) Plan, such termination, cessation of contributions and vesting to be effective no later than the business bay preceding the Merger closing. However, the Turning Point 401(k) Plan termination, cessation of contributions and vesting of participants thereunder may be made contingent upon the consummation of the Transaction. As soon as administratively possible following the Merger closing, Parent shall cause a retirement plan of Parent or any of its affiliates that is intended to be qualified under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code to accept eligible rollover contributions in cash of amounts distributed from the Turning Point 401(k) Plan and in-kind rollover of any Continuing Employee’s loan balance (if any).
The Merger Agreement does not confer upon any person (other than Turning Point, Parent and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.

Security Holder Litigation
Turning Point has agreed to promptly notify Parent of any litigation against Turning Point and/or its directors or officers relating to the Transactions. Turning Point will control any legal proceeding brought by stockholders of Turning Point against Turning Point and/or its directors relating to the Transactions. Turning Point has also agreed to give Parent the right to review and comment on all material filings or responses to be made by Turning Point in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and Turning Point must in good faith take such comments into account. No such settlement may be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the settlement is fully covered by Turning Point’s insurance policies (other than any applicable deductible) and only if such settlement is settled solely for the payment of monies.
Takeover Laws
If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover laws and regulations (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, each of Parent and Turning Point and the members of their respective Boards of Directors have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.
Section 16 Matters
Turning Point and the Turning Point Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares and Turning Point Awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Turning Point Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Turning Point or any of its affiliates and any of the officers, directors or employees of Turning Point that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Stock Exchange Delisting and Deregistration
Prior to the Merger closing date, Turning Point has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of the NASDAQ to enable delisting by the Surviving Corporation of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Merger Effective Time, and in any event no more than ten days after the date on which the closing of the Merger occurs.
Conditions to the Offer
See “—Section 15—Conditions to the Offer.”
Conditions to the Merger
The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:
•
There will not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the

Merger, nor any applicable Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger (“Restraints”); and
•	Purchaser (or Parent on Purchaser’s behalf) will have accepted for payment and paid for all Shares validly tendered and not validly withdrawn pursuant to the Offer.
Termination
The Merger Agreement may be terminated prior to the Merger Effective Time under any of the following circumstances:
•	by mutual written consent of Parent and Turning Point at any time prior to the Offer Acceptance Time;
•
by either Parent or Turning Point if a court of competent jurisdiction or other Governmental Body has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable (except that no party will be permitted to terminate pursuant to this provision if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Merger Effective Time);

•
by Parent, at any time prior to the Offer Acceptance Time, if, whether or not permitted by the Merger Agreement to do so: (i) the Turning Point Board has failed to include the Turning Point Board Recommendation in the Schedule 14D-9 when mailed, or has effected an Adverse Change Recommendation; (ii) the Turning Point Board has failed, following written request of Parent given not less than three business days prior to the then-scheduled Expiration Time, to publicly reaffirm its recommendation of the Merger Agreement within the earlier of (x) ten business days after Parent so requests in writing and (y) two business days prior to the then-scheduled Expiration Time, except that Parent may only make such request once every 30 days; or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the Turning Point Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer. We refer to any termination of the Merger Agreement pursuant to this provision as a “Change in Recommendation Termination”;

•
by either Parent or Turning Point if the Offer Acceptance Time has not occurred on or prior to the End Date, provided that the End Date may be extended by Parent or Turning Point for an additional three months if Governmental Consents Condition is still outstanding or (ii) the Offer has expired pursuant to its terms and the terms of the Merger Agreement (after giving effect to any extensions thereof in accordance with the Merger Agreement) without Purchaser having accepted for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer in accordance with the Merger Agreement on account of the failure to satisfy the Minimum Condition (except that no party will be permitted to terminate pursuant to this provision if the failure of the Offer Acceptance Time to occur prior to the End Date is primarily attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party). We refer to any termination of the Merger Agreement pursuant to this provision as an “End Date Termination”;

•
by Turning Point, at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal, provided that such Superior Proposal did not, directly or indirectly, result from a breach by Turning Point under “— No Solicitation” and “—Turning Point Board Recommendation,” and concurrently pays the Termination Fee (as defined below). We refer to any termination of the Merger Agreement pursuant to this provision as a “Specified Proposal Termination”;

•
by Parent, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Turning Point has occurred such that the Representations Condition or the Obligations Condition would not be satisfied and cannot be cured by Turning Point by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Parent gives Turning Point notice of such breach or failure to perform (except that Parent will not be permitted to terminate pursuant to this provision if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder). We refer to any termination of the Merger Agreement pursuant to this provision as a “Turning Point Breach Termination”;
•
by Turning Point, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Turning Point gives Parent notice of such breach or failure to perform (except that Turning Point will not be permitted to terminate pursuant to this provision if Turning Point is then in material breach of any representation, warranty, covenant or obligation hereunder); or

•
by Turning Point if Purchaser has failed to (i) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by June 20, 2022 or (ii) accept and pay for all Shares validly tendered (and not validly withdrawn) as of the Expiration Time when required to do so in accordance with the terms of the Merger Agreement (except that Turning Point will not be permitted to terminate pursuant to this provision if such failure is primarily attributable to failure on the part of Turning Point to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by Turning Point for such commencement of the Offer or such acceptance and payment for all Shares).

Effect of Termination
If the Merger Agreement is terminated pursuant to its terms, it will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or Turning Point or their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between of Parent and Turning Point (as described below), will survive such termination, including the provisions described in “— Termination Fee” below, and (ii) no such termination will relieve any party from any liability for common law fraud or any willful breach of the Merger Agreement prior to such termination.
Termination Fee
Turning Point will pay Parent a termination fee of $138,000,000 in cash (the “Turning Point Termination Fee”) in the event that:
•	the Merger Agreement is terminated by Turning Point pursuant to a Specified Proposal Termination;
•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination; or
•
(i) (x) the Merger Agreement is terminated pursuant to an End Date Termination (but, in the case of a termination by Turning Point, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to the exception described in the End Date Termination, and in the case of a termination by either Parent or Turning Point, provided that at the time of any such termination, the Regulatory Conditions are satisfied and the Minimum Condition is not satisfied), or (y) a Turning Point Breach Termination as a result of a breach by Turning Point of any of its covenants or obligations under the Merger Agreement, (ii) an Acquisition Proposal will have been made by any person or will have been communicated to Turning Point, the Turning Point Board or any of their representatives (provided that, in the case of a subsequent termination of the type described in clause (i)(x) above, such Acquisition Proposal will have been publicly made or will have become publicly known) after the date of the Merger Agreement and prior to such termination and (iii) within 12 months of such termination Turning Point or a subsidiary of Turning Point enters into a definitive agreement with respect to an Acquisition Proposal that is subsequently consummated (before or after the expiration of such 12-month period) or consummates an Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” and “80%” in the definition of “Acquisition Proposal” will be deemed to be references to 50%”).

Turning Point will pay to Parent or its designee the Termination Fee by wire transfer of same day funds (i) in the case of a termination pursuant to a Specified Proposal Termination, on the date that the Specified Agreement is executed as a condition to the effectiveness of such termination; (ii) in the case of a termination pursuant to a Change in Recommendation Termination, within two business days after such termination; or (iii) in the case of a termination pursuant to an End Date Termination, immediately prior to the consummation of the Acquisition Proposal referred to in the End Date Termination above.
In no event will Turning Point be required to pay the Termination Fee on more than one occasion. In the event Parent or its designee receives the Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective affiliates or any other person will be entitled to bring or maintain any claim, action or proceeding against Turning Point or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination (except that such receipt will not limit the rights of Parent or Purchaser to seek specific performance or with respect to common law fraud or willful breach).
In the event that (i) the Merger Agreement is terminated by either Parent or Turning Point pursuant to a Competent Jurisdiction Termination as the result of a final and nonappealable order, decree, ruling or other action by a court of competent jurisdiction or other Governmental Body having jurisdiction under the HSR Act or any other Antitrust Laws and solely to the extent such order, decree, ruling or other action arises under the HSR Act or any other Antitrust Laws or (ii) (A) the Merger Agreement is terminated by either Parent or Turning Point pursuant to an End Date Termination, (B) the Restraints condition set forth above (as the result of such injunction, order or Law promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body having jurisdiction under the HSR Act or any other Antitrust Laws and solely to the extent such injunction, order or Law arises under the HSR Act or any other Antitrust Laws) or any Regulatory Condition has not been satisfied and (C) all of the Offer Conditions (other than the Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time and the Regulatory Condition) have been satisfied or waived; then the Parent will promptly pay or cause to be paid to Turning Point a reverse termination fee (the “Reverse Termination Fee”) of $138,000,000 to Turning Point, in cash, but in no event later than two business days after such termination in the event of a termination by Turning Point and concurrently with and as a condition to termination in the event of a termination by Parent. Parent will not be required to pay the Reverse Termination Fee pursuant to this paragraph more than once. In the event that Turning Point or its designee receives full payment pursuant to this paragraph, the receipt of the Reverse Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by any Company Related Party (as defined below) or any other person in connection with the Merger Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company Related Parties or any other person will be entitled to bring or maintain any claim, action or proceeding against Parent any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination.
Subject to the terms of the Merger Agreement, Parent’s right to receive payment from Turning Point of the Termination Fee (and its reasonable and documented costs and expenses in respect of legal proceedings brought to enforce payment of the Termination Fee, if applicable) will be the sole and exclusive remedy of the Parent Related Parties against Turning Point and any of their respective former, current or future officers, directors, partners, stockholders, option holders, managers, members or affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions. Turning Point’s right to receive payment from Parent of the Reverse Termination Fee (and its reasonable and documented costs and expenses in respect of legal proceedings brought to enforce payment of the Reverse Termination Fee, if applicable) will be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties or any of their respective former, current or future officers, directors, partners, stockholders, option holders, managers or members for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of such amount(s), none of the Parent Related Parties or any of their respective former, current or future officers, directors, partners, stockholders, option holders, managers or members will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

Pursuant to the Merger Agreement, if Turning Point or Parent, as applicable, fails to timely pay any Termination Fee or Reverse Termination Fee due pursuant to the terms of the Merger Agreement, and in order to obtain the payment, Parent or Turning Point, as applicable, commences a legal proceeding which results in a judgment against Turning Point or Parent, as applicable, Turning Point will pay Parent, or Parent will pay to Turning Point, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount.
Fees and Expenses
Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.
Specific Performance
Parent, Purchaser and the Company have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or if they otherwise breach such provisions. Accordingly, each party will be entitled to seek an injunction, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.
Governing Law
The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.
Other Agreements
The Confidentiality Agreement
Parent and Turning Point entered into a mutual non-disclosure agreement, dated March 6, 2022 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Turning Point agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of a potential business relationship. The Confidentiality Agreement includes a one year standstill provision for the benefit of Turning Point and permitted Parent to confidentially approach Turning Point’s chief executive officer or chair of the board of directors during the standstill period and a fall-away provision upon the entry into a definitive agreement providing for certain acquisition transactions.
The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which Purchaser has filed with the SEC as Exhibit (d)(2) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference.
14.	Dividends and Distributions
The Merger Agreement provides that during the Pre-Closing Period, except (i) as required or expressly provided for under the Merger Agreement or as required by applicable laws, (ii) with the prior written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned, or (iii) as set forth in Disclosure Schedule, Turning Point will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Turning Point’s capital stock (including the Shares) or other equity or voting interest other than certain specific exceptions contained in the Merger Agreement.

15.	Conditions to the Offer
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time, if the Minimum Condition (as defined below) has not been satisfied, or any of the following other conditions as set forth in the Merger Agreement are not satisfied or waived in writing by Parent as of the Expiration Time:
•
the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by section 251(h)(6) of the DGCL), would represent a majority of Shares outstanding at the time of expiration of the Offer (the “Minimum Condition”);

•
(1) the representations and warranties of Turning Point as set forth in Sections 3.1(a) and (b) (Due Organization; No Subsidiaries, Etc.), Section 3.21 (Authority; Binding Nature of Agreement) and Section 3.23 (Merger Approval) of the Merger Agreement will have been accurate in all material respects as of the date of the Merger Agreement and will be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (1)) only as of such date); (2) the representations and warranties of Turning Point as set forth in the first sentence of Section 3.5 (Absence of Changes) of the Merger Agreement will have been accurate as of the date of the Merger Agreement and will be accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (2)) only as of such date); (3) the representations and warranties of Turning Point as set forth in subsections (a), (c) and (e) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the aggregate Offer Price and Merger Consideration payable by Parent and Purchaser in connection with the Offer and the Merger of more than $10,000,000 (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (3)) only as of such date); and (4) the representations and warranties of Turning Point as set forth in the Merger Agreement (other than those referred to in clauses (1), (2) and (3) above) will have been accurate in all respects as of the date of the Merger Agreement, and will be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if all such inaccuracies (considered collectively, including any inaccuracies referred to in clauses (i), (ii) and (iii) above) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement and described below) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (4)) only as of such date) (the “Representations Condition”);

•
Turning Point having complied with, or performed, in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•
Parent and Purchaser having received a certificate executed on behalf of Turning Point by Turning Point’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied;

•
(i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act will have been received or will have terminated or expired, as the case may be, (ii) there will not be in effect any agreement between Parent, Purchaser or Turning Point and the FTC or the DOJ pursuant to which Parent, Purchaser or Turning Point has agreed not to consummate the Merger for any period of time and (iii) the conditions relating to Antitrust Laws set forth in the Disclosure Schedule will have been met (the “Governmental Consents Condition”);

•
there not having been issued by any court of competent jurisdiction or remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor will any action have been taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (each of the conditions in this bullet point and the preceding bullet point (in the case of this bullet point, as such condition directly relates to the HSR Act, the EU Merger Regulation or any other Antitrust Laws in Germany) (the “Regulatory Condition”);

•	since the date of the Merger Agreement, there not having occurred a Material Adverse Effect that is continuing (the “MAE Condition”); and
•	the Merger Agreement not having been terminated in accordance with its terms.
The Offer is not subject to any financing condition. The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser and, except for the Minimum Condition or the Regulatory Condition (which may only be waived with the prior written consent of Turning Point), may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.
The term “Material Adverse Effect” means an event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter will be deemed to have or to be reasonably expected to have a “Material Adverse Effect” on Turning Point, if such event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach of the representations, warranties, covenants or agreements of Turning Point set forth in the Merger Agreement) that either (a) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of Turning Point or (b) has prevented or materially delayed, or would reasonably be expected to prevent or materially delay, the consummation by Turning Point of the Offer or the Merger; provided, however, that, in the case of clause (a) of this definition, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on Turning Point: (i) any change in the market price or trading volume of Turning Point’s stock; (ii) any event, occurrence, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 3.24 of the Merger Agreement (Non-Contravention; Consents) but subject to disclosures in the Disclosure Schedule); (iii) any event, occurrence, circumstance, change or effect in the industries in which Turning Point operates or in the economy generally or other general business, financial or market conditions, except to the extent that Turning Point is adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency, except to the extent that Turning Point is adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects Turning Point relative to other participants in the industries in which Turning Point operates or the economy generally, as applicable; (vi) any epidemic, pandemic (including COVID-19), disease outbreak or other public health-related event, hurricane, tornado, flood, earthquake, tsunamis, tornadoes, mudslides, fires or other natural disaster or other force majeure event, or the escalation or worsening thereof; (vii) the failure of Turning Point to meet internal or analysts’ expectations or projections or the results of operations of Turning Point; (viii) any adverse effect arising directly from or otherwise directly relating to any action taken by Turning Point at the written direction of Parent or any action specifically required to be taken by Turning Point, or the failure of Turning Point to take any action that Turning Point is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent unreasonably fails to give its consent thereto after a written request therefor pursuant to the Merger Agreement; (ix) any event, occurrence, circumstance, change or effect resulting or arising from Parent’s or Purchaser’s breach of the Merger Agreement; (x) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or the United States generally accepted accounting principles (“GAAP”) (or interpretations of any applicable law or GAAP), except to the extent that Turning Point is adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; or (xi) to the extent not involving any wrongdoing by Turning Point or any of its affiliates or representatives acting on behalf of Turning Point and other than for purposes of any representation or warranty contained in Sections 3.13 of the Merger Agreement (Regulatory Matters) or 3.15 of the Merger Agreement (Governmental Authorizations), (1) regulatory, manufacturing or clinical changes, events or developments or other actions resulting from any nonclinical or clinical studies sponsored by Turning Point or any competitor of Turning Point, results of meetings with the FDA or other governmental body (including any communications from any governmental body in connection with such meetings), or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to Turning Point’s or any competitor’s product candidates, (2) the determination by, or the delay of a determination by, the FDA or any other governmental body, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of Turning Point’s or any competitor’s product candidates, (3) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of Turning Point’s products or product candidates, or any guidance, announcement or publication by the FDA or other governmental body relating to any product candidates of Turning Point or any competitor, or (4) any manufacturing or supply chain disruptions or delays in manufacturing validation affecting products or product candidates of Turning Point or developments relating to reimbursement, coverage or payor rules with respect to any product or product candidates of Turning Point or the pricing of products. However, the exceptions in clauses “(i)” and “(vii)” above will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise expressly excluded under any of the other exceptions provided) is or would be reasonably likely to be a Material Adverse Effect.
16.	Certain Legal Matters; Regulatory Approvals
General
Based on our examination of publicly available information filed by Turning Point with the SEC and a review of certain information furnished by Turning Point to Purchaser, we are not aware of any governmental license or regulatory permit that appears to be material to Turning Point’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental authority or agency, domestic, foreign or super national, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Turning Point’s business or certain parts of Turning Point’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “—Section 15—Conditions to the Offer.”
State Takeover Statutes
As a Delaware corporation, Turning Point is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Turning Point has represented to Purchaser in the Merger Agreement that, assuming the accuracy of certain representations and warranties made by Purchaser and Parent, the Turning Point Board has taken all action necessary to render Section 203 of the DGCL inapplicable to the execution, delivery and performance of the Merger Agreement and to the consummation of the Offer, the Merger and the other Transactions.
In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Turning Point conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.
In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.
If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “—Section 15—Conditions to the Offer.”
U.S. Antitrust
Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.
Each of Parent and Turning Point will promptly file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days following the filing of the Premerger Notification and Report Form, but this period may change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten days after substantial compliance with such request. Thereafter, Parent and Turning Point will be free to complete the Offer and the Merger unless otherwise agreed with the reviewing agency or doing so would prohibited by court order. See “—Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “—Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.
Other Antitrust Approvals
Parent and Turning Point are active outside of the United States. Based on a review of the information currently available about the businesses of Parent and Turning Point, a filing with Germany’s Federal Cartel Office (“FCO”) under the German Act Against Restraints of Competition is required, which Parent will submit together with Turning Point. The FCO’s review period will expire one month after submission of the complete filing, unless the FCO initiates an in-depth investigation during that time period. If the FCO initiates an in-depth investigation, the review period is extended to a total of five months from the date of submission of the initial complete filing, although further extensions are also possible. As a pre-condition to closing the Offer and the Merger, the FCO must have granted approval or the applicable review period must have expired without the FCO having taken a decision, or the FCO must have informed Parent and Turning Point that the transaction is not subject to merger control in Germany, or the FCO must have lost jurisdictions over the case as a result of a referral under Article 22 of Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the “EU Merger Regulation”). Parent and Turning Point do not meet the filing thresholds of the EU Merger Regulation. However, the European Commission (“EC”) has the authority to examine the Offer if it receives a valid referral request from one or more EU Member State(s). If it receives a valid referral request, the EC may decline the referral request, or it may accept the referral request and start a review under the EU Merger Regulation. The EC has an initial review period of 25 working days (which gets extended to 35 working days in case Parent proposes commitments) following the submission of sufficient information by Parent and Turning Point following the EC’s acceptance of the referral request. Before the end of the initial review period, the EC can initiate an in-depth investigation, which would extend the review period by 90 working days, although further extensions are also possible. As a pre-condition to closing the Offer and the Merger, the EC must not have informed Parent or Turning Point of a referral request, or alternatively, the EC must have rejected such a referral request or following acceptance of a referral request, the EC must have granted clearance or the applicable review period must have expired without the EC having taken a decision.
Regulatory Undertakings
See “—Section 13— The Transaction Documents—Regulatory Undertakings.”
17.	Fees and Expenses
We have retained MacKenzie Partners, Inc. to act as the Information Agent and Equiniti Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.
We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
18.	Miscellaneous
The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.
No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, not contained in this Offer to Purchase or in the related Letter of Transmittal.
We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, Turning Point has filed the Schedule 14D-9, together with the exhibits thereto, setting forth the Turning Point Board Recommendation and furnishing certain additional related information. Our Schedule TO, the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning Turning Point” and “—Section 9—Certain Information Concerning Purchaser and Parent” above.
Rhumba Merger Sub Inc.
June 17, 2022

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
The name, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director, executive officer is 430 E. 29th Street, 14th Floor, New York, NY 10016. Directors are identified by an asterisk.
Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Giovanni Caforio, M.D.*
Dr. Caforio has served as Chairman of the Board since May 2017 and Chief Executive Officer since May 2015. He has been a director since 2014. Dr. Caforio also serves on the Board of Directors of Stryker Corporation.
USA and Italy
Peter J. Arduini*
Mr. Arduini has served as a director since 2016. Mr. Arduini has served as President and Chief Executive officer at GE Healthcare, a medical technology and digital solutions innovator, since January 2022. Mr. Arduini also served as President and Chief Executive Officer at Integra LifeSciences Holdings Corporation, a global medical technology company, from January 2012 to December 2021. Mr. Arduini also serves on the Board of Directors of ADVAMED (the Advanced Medical Technology Association), the Board of Directors of MDIC (the Medical Device Innovation Consortium), and the Board of Directors of the National Italian American Foundation. Mr. Arduini also serves on the Board of Trustees of Susquehanna University.
USA
Deepak L. Bhatt, M.D.*
Dr. Bhatt has served as a director since June 2022. Dr. Bhatt has served as Executive Director of Interventional Cardiovascular Programs at Brigham and Women's Hospital and Professor of Medicine at Harvard Medical School since 2013 and 2012, respectively. Prior to his current position, Dr. Bhatt served as Chief of Cardiology at VA Boston Healthcare from 2008-2013. From 2001-2008, he held a number of roles of increasing responsibility at the Cleveland Clinic in Cleveland, Ohio.
USA
Julia A. Haller, M.D.*
Dr. Haller has served as a director since 2019. Dr. Haller has served as Ophthalmologist-in-Chief of Wills Eye Hospital in Philadelphia, PA, where she holds the William Tasman, M.D. Endowed Chair, since 2007. Dr. Haller is currently Professor and Chair of the Department of Ophthalmology at Sidney Kimmel Medical College at Thomas Jefferson University and Thomas Jefferson University Hospitals. Prior to that Dr. Haller was a member of the Johns Hopkins faculty, where she held the Katharine Graham Chair in Ophthalmology until 2007. Dr. Haller also serves on the Board of Directors of Opthea Limited and Eyenovia, Inc.
USA
Sch I-1

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Manuel Hidalgo Medina, M.D., Ph.D.*
Dr. Medina has served as a director since 2021. Dr. Medina has also served as Professor of Medicine and Chief of Division of Hematology and Medical Oncology and Associate Director, Clinical Services of Mayer Cancer Center at Weill Cornell Medical College since 2019. Dr. Medina has also been an Attending Physician at New York-Presbyterian Hospital since 2019. Prior to this, Dr. Medina served as Deputy Associate Director, Clinical Sciences at Dana Farber/Harvard Cancer Center from 2015 to 2019, Chief of Division of Hematology, Oncology and Director at Rosenberg Clinical Cancer Center of Beth Israel Deaconess Medical Center from 2015 to 2019 and Professor of Medicine at Harvard University from 2015 to 2019.
Citizen of Spain, U.S. Permanent Resident
Paula A. Price*
Ms. Price has served as a director since September 2020. Most recently, Ms. Price served as Executive Vice President and Chief Financial Officer of Macy’s, Inc. until May 2020. Prior to that, Ms. Price was a full-time Senior Lecturer for Harvard Business School in the Accounting and Management Unit from 2014 to 2018. Ms. Price currently serves on the Boards of Directors of Accenture plc, DaVita, Inc. and Western Digital Corp. She previously served on the Board of Directors of Dollar General Corporation from 2014 to 2018.
USA
Derica W. Rice*
Mr. Rice has served as a director since September 2020. From March 2018 to February 2020, Mr. Rice served as Executive Vice President of CVS Health and President of the pharmacy benefits management business of CVS Caremark. Prior to that, Mr. Rice served as the Executive Vice President of Global Services and Chief Financial Officer of Eli Lilly and Company from 2006 to 2017. Mr. Rice is currently a member of Board of Directors of The Walt Disney Company and previously served on the Board of Directors of Target Corporation.
USA
Theodore R. Samuels*	Mr. Samuels has served as director since 2017. Mr. Samuels also serves on the Board of Directors of Stamps.com and Perrigo Company plc.	USA
Gerald L. Storch*
Mr. Storch has served as a director since 2012. Mr. Storch has served as Chief Executive Officer of Storch Advisors since November 2017 and also held the position from November 2013 to January 2015. From January 2015 to November 2017, Mr. Storch was Chief Executive Officer of Hudson’s Bay Company. Mr. Storch is a director of Fanatics, Inc.
USA
Karen H. Vousden, Ph.D.*
Dr. Vousden has been a director since 2018. She has also been Senior Group Leader at the Francis Crick Institute in London since February 2017. From 2002 to 2016, Dr. Vousden served as the director of the CRUK Beatson Institute in Glasgow.
UK
Sch I-2

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Phyllis R. Yale*
Ms. Yale has served as director since 2019. She is an Advisory Partner at Bain & Company. Ms. Yale joined Bain in 1982 where she has been a leader in building Bain’s healthcare practice and has served in a number of leadership roles. Ms. Yale is Chair of the Board of Blue Cross Blue Shield of Massachusetts and serves on the Board of DaVita, Inc. Ms. Yale also serves on a number of advisory boards, including for the Harvard Business School Healthcare Initiative and the Health Policy and Management Department at the Harvard Chan School of Public Health.
USA
David V. Elkins
Mr. Elkins has served as Executive Vice President and Chief Financial Officer since 2019, where he is responsible for Global Business Operations, which includes Business Insights and Analytics, Global Finance and Global Procurement. Mr. Elkins was Chief Financial Officer at Celgene from 2018 to 2019, Worldwide Vice President and Chief Financial Officer, Consumer Products, Medical Development and Corporate Functions at Johnson & Johnson from 2017 to 2018 and Group Vice President and Chief Financial Officer, Consumer and Consumer Medicines at Johnson & Johnson from 2014 to 2017.
USA
Christopher Boerner, Ph.D.
Dr. Boerner has served as Executive Vice President and Chief Commercialization Officer since 2018. Dr. Boerner also currently serves as the executive sponsor of the Bristol Myers Squibb Network of Women (B-NOW) People and Business Resource Group. Prior to this, Dr. Boerner served as President and Head, International Markets from 2017 to 2018 and President and Head of U.S. Commercial from 2015 to 2017.
USA
Samit Hirawat, M.D.
Dr. Hirawat has served as Executive Vice President, Chief Medical Officer, Global Drug Development since 2019. Prior to this, he served as Executive Vice President, Head of Oncology Development at Novartis from 2017 to 2019.
USA
Sandra Leung
Ms. Leung has served as Executive Vice President and General Counsel since 2015. Ms. Leung is also responsible for Environment, Health & Safety & Sustainability, Corporate Security and Philanthropy. In addition, Ms. Leung currently serves as the executive sponsor of the Black Organization for Leadership and Development (BOLD) People and Business Resource Group.
USA
Elizabeth A. Mily	Ms. Mily has served as Executive Vice President, Strategy & Business Development since March 2020. Ms. Mily also served as Managing Director of Barclays Investment Bank from 2010 to 2020.	USA
Sch I-3

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Ann M. Powell
Ms. Powell has served as Executive Vice President, Chief Human Resources Officer since 2019. Ms. Powell also currently serves as the executive sponsor of the Disability Advancement Workplace Network (DAWN) People and Business Resource Group. Prior to this, Ms. Powell served as Senior Vice President, Chief Human Resources Officer from 2016 to 2019.
USA
Karin Shanahan
Ms. Shanahan has served as Executive Vice President Global Product Development and Supply since 2022. Prior to this, Ms. Shanahan served as Senior Vice President of Global Biologics and Sterile Operations at Merck from 2018 to 2022. Ms. Shanahan also served as Senior Vice President and Chief Operations Officer of Global Operations at Teva Pharmaceuticals from 2013 to 2018, where she led Manufacturing Science and Technology and Network Strategy, as well as a network of 25 sites across Europe and the Americas.
USA
Rupert Vessey, D.Phil.
Dr. Vessey has served as Executive Vice President and President, Research and Early Development since 2019. Prior to this, Dr. Vessey also served as President of Research and Early Development at Celgene from 2015 to 2019.
USA
Greg Meyers
Mr. Meyers has served as Executive Vice President, Chief Digital and Technology Officer since 2022. Prior to this, Mr. Meyers served as Group Chief Information and Digital Officer at Syngenta Group from 2018 to 2022. Mr. Meyers also served as Corporate Vice President and Chief Information Officer at Motorola Solutions from 2014 to 2018.
USA
Michelle Weese
Ms. Weese has served as Executive Vice President, Corporate Affairs since 2021. Prior to this, Ms. Weese served as General Secretary, North America at Danone from 2018 to 2021 and Founder/Chief Executive Officer of Strat-igence, Inc. from 2009 to 2018.
USA
Sch I-4

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER
The name, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Purchaser. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is 430 E. 29th Street, 14th Floor, New York, NY 10016. Directors are identified by an asterisk.
Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Brian Heaphy*
Mr. Heaphy has served as Vice President of Purchaser since 2022. Mr. Heaphy has also served as Senior Vice President, Corporate Department for Parent since 2021, Vice President, Corporate Development for Parent from 2019 to 2021 and Executive Director, Business Development for Parent from 2014 to 2019.
USA
Elizabeth A. Mily*
Ms. Mily has served as President and Chief Executive Officer of Purchaser since 2022. She has also served as Executive Vice President, Strategy & Business Development of Parent since March 2020. Prior to this, Ms. Mily served as Managing Director of Barclays Investment Bank from 2010 to 2020.
USA
Sandra Ramos-Alves*
Ms. Ramos-Alves has served as Vice President and Treasurer of Purchaser since 2022. She has also served as Senior Vice President and Treasurer of Parent since October 2021, and Vice President and Assistant Treasurer of the same company from November 2019 to September 2021. Prior to this, Ms. Ramos-Alves served as Assistant Treasurer and Executive Director of Celgene from 2013 to 2019.
USA
Kimberly M. Jablonski
Ms. Jablonski has served as Secretary for Purchaser since 2022. Ms. Jablonski has also served as Vice President and Corporate Secretary for Parent since 2021, Vice President, Patient, Data and Privacy Law for Parent from 2019 to 2021 and Vice President and Associate General Counsel for Parent from 2018 to 2021.
USA
Sch I-5

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:
The Depositary for the Offer is:
Equiniti Trust Company
***By Mail:	***By Overnight Courier:

Equiniti Trust Company Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858	Equiniti Trust Company Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120
If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Tender Offer is:
MacKenzie Partners, Inc.

1407 Broadway
New York, New York 10018
(212) 929-5500
or
Call Toll-Free 1-800-322-2885
Email: tenderoffer@mackenziepartners.com